

**2023
ANNUAL
REPORT**

Summary of Operations[1]

(Dollars in millions, except per share data)		2023	2022	Change
	Revenues	$845.3	$886.4	(5%)
	Revenues, as Adjusted	$758.3	$782.9	(3%)
	Operating Expenses	$693.8	$688.9	1%
	Operating Expenses, as Adjusted	$518.5	$493.8	5%
	Operating Income	$151.5	$197.5	(23%)
	Operating Income, as Adjusted	$239.8	$289.2	(17%)
	Net Income attributable to Virtus Investment Partners, Inc.	$130.6	$117.5	11%
	Net Income attributable to Virtus Investment Partners, Inc., as Adjusted	$161.8	$195.2	(17%)
	Operating Margin	18%	22%	
	Operating Margin, as Adjusted	32%	37%	
Per Share Data				
	Earnings per Share – Diluted	$17.71	$15.50	14%
	Earnings per Share – Diluted, as Adjusted	$21.93	$25.74	(15%)
	Weighted Average Shares Outstanding – Diluted *(in thousands)*	7,375	7,582	(3%)
Assets Under Management *(in millions)*				
	Ending Assets Under Management	$172,259	$149,376	15%

By Product

(12/31/2023)



U.S. Retail Funds	$49,064	28.5%
Global Funds	4,560	2.6%
Exchange-Traded Funds	1,545	0.5%
Variable Insurance Funds	893	0.9%
Closed-End Funds	10,026	5.8%
Retail Separate Accounts	43,202	25.1%
Institutional Accounts	59,548	34.6%
Structured Products	3,421	2.0%
TOTAL	$172,259	100%

By Asset Class

(12/31/2023)



Equity	$96,703	56.1%
Fixed Income	37,192	21.6%
Multi-Asset[2]	21,411	12.4%
Alternatives[3]	16,953	9.8%
TOTAL	$172,259	100%

[1] Certain supplemental performance measures are provided in addition to, but not as a substitute for, performance measures determined in accordance with GAAP. These supplemental measures may not be comparable to non-GAAP performance measures of other companies. "Operating Income, as Adjusted," "Net Income attributable to Virtus Investment Partners, Inc., as Adjusted," "Operating Margin, as Adjusted," and "Earnings per Share - Diluted, as Adjusted" are supplemental non-GAAP measures that net the distribution and administration expenses against the related revenue and remove certain non-cash and other identified amounts. For our definition of these terms, as well as a reconciliation to GAAP measures, see "Non-GAAP Information and Reconciliations" in the Supplemental Financial Information, included as an attachment to this annual report after the Form 10-K.

[2] Consists of strategies and client accounts with substantial holdings in at least two of the following asset classes: equity, fixed income, and alternatives.

[3] Consists of managed futures, event-driven, real estate securities, infrastructure, long/short, and other strategies.

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which, by their nature, are subject to significant risks and uncertainties. Virtus Investment Partners, Inc. intends for these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. For a further discussion, see "Special Note About Forward-Looking Statements" on page 17 of the attached Form 10-K.

To Our Fellow Shareholders:

For 15 years as an independent public company, Virtus Investment Partners has been guided by a singular mission: to be a distinctive and trusted provider of asset management solutions for individual and institutional investors.

Today we are a company with more than 800 employees, over $170 billion in assets under management, and clients across the globe. We provide clients with attractive investment solutions to meet their current and future investment needs; we are a meaningful and collaborative partner with distributors and consultants for institutional and retail clients; and we manage the company's resources for profitability, growth, risk mitigation, and the creation of long-term shareholder value.

Our growth over these past 15 years is the result of a sharp focus on our business priorities, strategic investments in affiliated managers and shared support services, a team of dedicated professionals, and a vision to position the company to deliver long-term results for shareholders.

In 2023, we executed across each primary strategic objective to deliver these results:





Total Shareholder Return

January 1, 2009 – December 31, 2023

2,709%
589%
417%

VRTS   Peer Group Average   S&P 500

Companies comprising Peer Group average: Affiliated Managers Group, AllianceBernstein, Cohen & Steers, Federated Hermes, Franklin Resources, Invesco, T. Rowe Price

Key Accomplishments

- AlphaSimplex Group, a leading manager of systematic, quantitative alternative investment solutions, joined as an affiliated investment partner, further diversifying offerings of differentiated, non-correlated strategies for institutional and individual clients. We also increased our minority ownership of Zevenbergen Capital Investments, a subadviser of high-growth equity portfolios, including several mutual funds.

- We have continued to diversify our business by asset class, client type, and location as a result of a long-term focus on expanding alternative investment capabilities and adding global and institutional distribution resources. In 2023, 12% of all sales were in alternative products compared with 5% of sales in 2021. Strategies for institutional investors grew to 37% of assets under management at December 31, 2023, compared with 28% two years earlier, and strategies for international clients represented 18% of year-end AUM, compared with 10% two years prior.

- Efforts to leverage our expanded institutional distribution resources and our proprietary operating and analytical platform have increased opportunities to grow and generate operating efficiencies. We have expanded the presence of our strategies in the institutional market, particularly outside the U.S. We continued to transition affiliated managers onto a common operating platform and build-out additional capabilities.

- Long-term investment performance of our investment strategies is of critical importance to clients and we are proud of our relative long-term performance across products and asset classes. This includes 86% of retail separate account assets and 67% of institutional assets that outperformed their benchmarks on a five-year basis as of year-end. In addition, 38 of 77 rated funds, representing 70% of fund AUM, had a 5- or 4-star Morningstar Rating™ at December 31, 2023[1], including 11 funds with $1 billion or more AUM, representing a diverse set of strategies from seven different managers.

- With our balanced and prudent approach to capital management, we have returned meaningful capital to shareholders, maintained appropriate levels of working capital and leverage, and invested in growth initiatives, such as the acquisition of AlphaSimplex. For the sixth consecutive year we increased the quarterly common stock dividend — in 2023 by 15% to $1.90 a share — and also repurchased $45 million of common shares, reducing the outstanding share count at December 31, 2023 by 1.3% from the prior year-end.

Financial and Operating Results

Financial results were challenged by lower sales, net outflows, and lower average assets under management as a result of conservative investor behavior, particularly during the first half of the year, that carried over from the difficult market conditions of 2022.

- Assets under management were $172.3 billion as of December 31, 2023, a 15% increase over 2022 ending AUM of $149.4 billion, as positive market performance across asset classes and the addition of AlphaSimplex's assets offset total net outflows.

- Total sales of $25.9 billion for 2023 compared with $30.3 billion for 2022 and included a 17% increase in retail separate account sales to $6.7 billion. Sales of other products included $9.9 billion in U.S. retail funds; $8.0 billion in institutional accounts, including a new affiliate-managed collateralized loan obligation (CLO) that closed during the year; $0.8 billion in global funds;

and $0.4 billion in exchange-traded funds (ETFs). Total net flows of ($7.2) billion improved from the prior year, even as negative net flows in open-end mutual funds and institutional offset positive net flows in retail separate accounts, global funds, and ETFs.

- Net income attributable to Virtus Investment Partners, Inc. increased by 11% to $130.6 million, with a related operating margin of 18%. Net income, attributable to Virtus Investment Partners, Inc., as adjusted, was $161.8 million with a related operating margin of 32%. Diluted earnings per share (EPS) of $17.71 increased 14% from 2022 and diluted EPS, as adjusted, was $21.93, compared with $25.74 in 2022.[2]

Ultimately, the success of our long-term focus will be measured by the value we provide shareholders. We have delivered substantial results to shareholders based on the total shareholder return (TSR) of our stock. One-, three-, and five-year TSRs have significantly exceeded the median of our peer companies[3], and our five-year TSR of 245% is more than twice that of the S&P 500 during the period.

These accomplishments would not have been possible without the hard work and determination of our employees who are dedicated to deliver on our commitments to clients, business partners, and shareholders. We have employees who have demonstrated they can effectively execute on a focused business strategy, respond to the challenges of a dynamic market environment, and address the evolving needs of our clients.

As we build toward the future we are well prepared to take advantage of the opportunities ahead. We have confidence in our team, our strategy, and the investments we have made in our company.

On behalf of the staff, management, and your board of directors, we thank you for the trust you have placed in us and for your investment in Virtus.

Sincerely,





George R. Aylward   **Timothy A. Holt**
President and Chief Executive Officer   Chairman

---

[1] Additional information regarding mutual fund investment performance is included as an attachment to this annual report after the Form 10-K.

[2] The referenced non-GAAP measures are described and reconciled to GAAP reported amounts in an attachment to this annual report after the Form 10-K.

[3] The companies that comprise our peer group for TSR comparison are listed in an attachment to this annual report after the Form 10-K.

2023 FORM 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 1-10994



VIRTUS INVESTMENT PARTNERS, INC.
(Exact name of registrant as specified in its charter)

Delaware	26-3962811
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

One Financial Plaza, Hartford, CT 06103
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:
(800) 248-7971

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.01 par value	VRTS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold (based on the closing share price as quoted on the NASDAQ Global Market) as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.34 billion. For purposes of this calculation, shares of common stock held or controlled by executive officers and directors of the registrant have been treated as shares held by affiliates.

There were 7,087,728 shares of the registrant's common stock outstanding on February 9, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement that will be filed with the SEC in connection with the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Virtus Investment Partners, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023

"We," "us," "our," the "Company," and "Virtus" as used in this Annual Report on Form 10-K (the "Annual Report") refer to Virtus Investment Partners, Inc., a Delaware corporation, and its subsidiaries.

PART I

Item 1.   **Business.**

Organization

Virtus Investment Partners, Inc. (the "Company"), a Delaware corporation, commenced operations on November 1, 1995 and became an independent publicly traded company on December 31, 2008.

Our Business

We provide investment management and related services to institutions and individuals. We use a multi-manager, multi-style approach, offering investment strategies from affiliated managers, each having its own distinct investment style, autonomous investment process, individual brand, as well as from select unaffiliated managers for certain of our retail funds. By offering a broad array of products, we believe we can appeal to a greater number of investors and have offerings across market cycles and through changes in investor preferences. Through our multi-manager model, we provide our affiliated managers with retail and institutional distribution capabilities and business and operational support.

We offer investment strategies for institutional and individual investors in different investment products and through multiple distribution channels. Our investment strategies are available in a diverse range of styles and disciplines, managed by differentiated investment managers. We have offerings in various asset classes (equity, fixed income, multi-asset and alternatives), geographies (domestic, global, international and emerging), market capitalizations (large, mid and small), styles (growth, core and value) and investment approaches (fundamental and quantitative). Our products include mutual funds registered pursuant to the Investment Company Act of 1940, as amended ("U.S. retail funds"); Undertaking for Collective Investment in Transferable Securities and Qualifying Investor Funds (collectively, "global funds") and collectively with U.S. retail funds, variable insurance funds, exchange-traded funds ("ETFs"), the "open-end funds"); closed-end funds (collectively, with open-end funds, the "funds"); and retail separate accounts that include intermediary-sold and private client accounts; and institutional separate and commingled accounts, including structured products. We also provide subadvisory services to other investment advisers and serve as the collateral manager for structured products.

Our Investment Managers

We provide investment management services through our affiliated investment managers who are registered directly and indirectly as investment advisers under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The investment managers are responsible for portfolio management activities for our retail and institutional products operating under advisory, subadvisory or collateral management agreements. We also use the investment management services of select unaffiliated managers to sub-advise certain of our open- and closed-end funds. We monitor our managers' services by assessing their performance, style and consistency and the discipline with which they apply their investment process.

Our affiliated investment managers, their respective investment styles and assets under management as of December 31, 2023 were as follows:

Affiliated Manager	Headquarters	Investment Style	Assets (in billions)
AlphaSimplex *Founded 1999*	Boston, MA	Systematic Alternatives	$ 7.4
Ceredex Value Advisors *Founded 1995*	Orlando, FL	Value Equity	$ 6.2
Duff & Phelps Investment Management *Founded 1932*	Chicago, IL	Listed Real Assets	$ 12.3
Kayne Anderson Rudnick Investment Management *Founded 1984*	Los Angeles, CA	Quality-Focused Equity	$ 59.6
Newfleet Asset Management (1) *Founded 2011*	Hartford, CT	Multi-Sector Fixed Income	$ 14.7
NFJ Investment Group *Founded 1989*	Dallas, TX	Global Value Equity	$ 6.6
Seix Investment Advisors (1) *Founded 1992*	Park Ridge, NJ	Specialty Fixed Income	$ 13.1
Silvant Capital Management *Founded 2008*	Atlanta, GA	Growth Equity	$ 2.2
Stone Harbor Investment Partners (1) *Founded 2006*	New York, NY	Emerging Markets Debt	$ 5.6
Sustainable Growth Advisers *Founded 2003*	Stamford, CT	Global Growth Equity	$ 26.4
Virtus Multi-Asset (2) *Founded 2022*	Hartford, CT	Global Multi-Asset	$ 0.2
Virtus Systematic (2) *Founded 2022*	San Diego, CA	Systematic Global Equity	$ 0.4
Westchester Capital Management *Founded 1989*	Valhalla, NY	Event-Driven Alternatives	$ 3.7
Zevenbergen Capital Investments (3) *Founded 1987*	Seattle, WA	Disruptive Growth Equity	$ 1.9

(1) Operates as a division of Virtus Fixed Income Advisors LLC, a wholly owned subsidiary of the Company.
(2) Operates as a division of Virtus Investment Advisers, Inc., a wholly owned subsidiary of the Company.
(3) Affiliated through ownership of a minority interest.

Summary information regarding our select unaffiliated subadvisers, their respective investment styles and assets under management as of December 31, 2023 were as follows:

Unaffiliated Subadviser	Investment Style	Assets (in billions)
Voya Investment Management	Income & Growth and Convertible	$ 9.7
Other	International Growth Equity, Income-Focused Equity, Risk Managed and Quantitative	$ 2.3

Our Investment Products

Our assets under management are in open-end funds, closed-end funds, retail separate accounts and institutional accounts. Our earnings are primarily from asset-based fees charged for services relating to these various products, including investment management, fund administration, distribution and shareholder services.

Assets Under Management by Product as of December 31, 2023

Products		(in billions)
Open-end funds (1)	$	56.1
Closed-end funds		10.0
Retail separate accounts		43.2
Institutional accounts (2)		63.0
Total Assets Under Management	$	172.3

(1) Represents assets under management of U.S. retail funds, global funds, ETFs and variable insurance funds.

(2) Represents assets under management of institutional separate and commingled accounts, including structured products.

Open-End Funds

Our U.S. retail funds are offered in a variety of asset classes (domestic, global and international equity, taxable and non-taxable fixed income, multi-asset and alternatives), market capitalizations (large, mid and small), styles (growth, core and value) and investment approaches (fundamental and quantitative). Our global funds are offered in select investment strategies to non-U.S. investors. Our ETFs are offered in a range of actively managed and index-based investment capabilities across multiple asset classes. Summary information about our open-end funds as of December 31, 2023 was as follows:

Asset Class	Number of Funds	Total Assets (in millions)	Advisory Fee Range % (1)
Domestic Equity	28	$ 20,159	2.15 - 0.29
Fixed Income	43	14,454	1.85 - 0.17
International Equity	13	3,364	1.85 - 0.21
Multi-Asset	4	5,777	0.75 - 0.45
Alternatives	17	7,456	1.65 - 0.45
Specialty Equity	10	2,937	1.80 - 0.59
Global Equity	7	1,915	1.85 - 0.55
Total Open-End Funds	122	$ 56,062	

(1) Percentage of average daily net assets. The percentages listed represent the range of management advisory fees paid by the funds, from the highest to the lowest. The range indicated includes the impact of breakpoints at which management advisory fees for certain of the funds in each fund type decrease as assets in such funds increase. Subadvisory fees paid on funds managed by unaffiliated subadvisers are not reflected in the percentages listed.

Closed-End Funds

Our closed-end funds are offered in a variety of asset classes such as equity, fixed income, multi-asset and alternatives, each of which is traded on the New York Stock Exchange. Summary information about our closed-end funds as of December 31, 2023 was as follows:

Asset Class	Number of Funds	Total Assets (in millions)	Advisory Fee Range % (1)
Multi-Asset	5	$ 7,058	1.00 - 0.50
Fixed Income	6	1,572	1.00 - 0.50
Equity	1	826	1.25
Alternatives	1	570	1.00
Total Closed-End Funds	13	$ 10,026	

(1) Percentage of average weekly or daily net assets. The percentages listed represent the range of management advisory fees paid by the funds, from the highest to the lowest. The range indicated includes the impact of breakpoints at which management advisory fees for certain of the funds in each fund type decrease as assets in such funds increase. Subadvisory fees paid on funds managed by unaffiliated subadvisers are not reflected in the percentages listed.

Retail Separate Accounts

Intermediary-Sold Managed Accounts

Intermediary-sold managed accounts are individual investment accounts that are contracted through intermediaries as part of investment programs offered to retail investors.

Private Client Accounts

Private client accounts are investment accounts offered by certain affiliates directly to individual investors. Services provided include wealth advisory and investment services that include third-party investment services.

The following table summarizes our retail separate accounts by asset class as of December 31, 2023:

(in millions)	Total Assets	
	Intermediary-Sold Managed Accounts	Private Client Accounts
Equity		
Domestic	$ 33,105	$ 29
International equity	81	—
Global equity	366	—
Specialty equity	70	—
Fixed Income		
Leveraged finance	1,444	2
Investment grade	196	298
Multi-Asset (1)	175	7,435
Alternatives	1	—
Total Retail Separate Accounts	$ 35,438	$ 7,764

(1) For private client accounts, consists of individual client accounts with substantial holdings in at least two of the following asset classes: equity, fixed income, and alternatives.

Institutional Accounts

Our institutional clients include corporations, multi-employer retirement funds, public employee retirement systems, foundations and endowments. We also act as collateral manager for nine collateralized loan obligations ("CLOs"). In addition, we provide subadvisory services to unaffiliated mutual funds. Summary information about our institutional accounts as of December 31, 2023 was as follows:

Asset Class	Total Assets (in millions)
Equity	
Domestic	$ 23,970
International	1,610
Global	8,271
Fixed Income	
Leveraged finance	10,303
Investment grade	8,923
Alternatives	8,926
Multi-Asset	966
Total Institutional Accounts	$ 62,969

Other Fee Earning Assets

Other fee earning assets include assets for which we provide services for an asset-based fee but do not serve as the investment adviser. Other fee earning assets are not included in our assets under management. At December 31, 2023, we had $2.6 billion of other fee earning assets.

Our Investment Management, Administration and Shareholder Services

Our investment management, administration and shareholder service fees earned in each of the last three years were as follows:

(in thousands)	Years Ended December 31, 2023	2022	2021
Open-end funds	$ 305,238	$ 335,585	$ 395,152
Closed-end funds	58,136	63,841	63,301
Retail separate accounts	171,357	171,509	174,919
Institutional accounts	176,744	157,404	148,213
Total investment management fees	711,475	728,339	781,585
Administration fees	52,858	61,344	73,113
Shareholder service fees	20,999	24,518	29,418
Total	$ 785,332	$ 814,201	$ 884,116

Investment Management Fees

We provide investment management services through our affiliated investment managers (each an "Adviser") pursuant to investment management agreements. For our sponsored funds, we earn fees based on each fund's average daily or weekly net assets with most fee schedules providing for rate declines or "breakpoints" as asset levels increase to certain thresholds. For funds managed by subadvisers, the day-to-day investment management of the fund's portfolio is performed by the subadviser, which receives a fee based on a percentage of the management fee. Each fund bears all expenses associated with its operations.

In some cases, to the extent total fund expenses exceed a specified percentage of a fund's average net assets, the Adviser has agreed to reimburse the fund's expenses in excess of that level.

For retail separate accounts and institutional accounts, investment management fees are negotiated and based primarily on portfolio size and complexity, individual client requests and investment strategy capacity, as appropriate. In certain instances, institutional fees may include performance-related fees, generally earned if the returns on the portfolios exceed agreed upon periodic or cumulative return targets, primarily benchmark indices. Fees for CLOs are generally calculated at a contractual fee rate applied against the end of the preceding quarter par value of the total collateral being managed.

Administration Fees

We provide various administrative services to our U.S. retail funds, ETFs and the majority of our closed-end funds. We earn fees based on each fund's average daily or weekly net assets. These services include: record keeping, preparing and filing documents required to comply with securities laws, legal administration and compliance services, customer service, supervision of the activities of the funds' service providers, tax services and treasury services as well as providing office space, equipment and personnel that may be necessary for managing and administering the business affairs of the funds.

Shareholder Service Fees

We provide shareholder services to our U.S. retail funds. We earn fees based on each fund's average daily net assets. Shareholder services include maintaining shareholder accounts, processing shareholder transactions, preparing filings and performing necessary reporting, among other things.

Our Distribution Services

Our products are offered through various retail and institutional distribution channels.

Retail

Our retail distribution resources in the U.S. consist of regional sales professionals, a national account relationship group and specialized teams for retirement and ETFs. Our U.S. retail funds and retail separate accounts are distributed through financial intermediaries. We have broad distribution access in the U.S. retail market, with distribution partners that include national and regional broker-dealers, independent broker-dealers and registered investment advisers, banks and insurance companies. In many of these firms, we have a number of products that are on preferred or "recommended" lists and on fee-based advisory programs. Our private client business is marketed directly to individual clients by financial advisory teams at our affiliated investment managers.

Institutional

Our institutional distribution resources include affiliate-specific institutional sales teams primarily focused on the U.S. market, supported by shared consultant relations and U.S. and non-U.S. institutional sales distribution. Our institutional products are marketed through relationships with consultants as well as directly to clients. We target key market segments, including foundations and endowments, corporations, public and private pension plans, sovereign wealth funds and subadvisory relationships.

Our Broker-Dealer Services

We operate a broker-dealer that is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). Our broker-dealer serves as the principal underwriter and distributor of our funds, provides market advisory services to sponsors of retail separate accounts, and is also a program manager and distributor of a qualified tuition plan

under Section 529 of the Internal Revenue Code ("529 Plan"). Our broker-dealer is subject to, among others, the net capital rule of the Securities and Exchange Commission (the "SEC"), which is designed to enforce minimum standards regarding the general financial condition and liquidity of broker-dealers.

Our Competition

We face significant competition from a wide variety of financial institutions, including other investment management companies, as well as from proprietary products offered by our distribution partners such as banks, broker-dealers and financial planning firms. Competition in our businesses is based on several factors, including investment performance, fees charged, access to distribution channels, and service to financial advisors and their clients. Our competitors, many of which are larger than us, often offer similar products and use similar distribution sources, and may also offer less expensive products, have greater access to key distribution channels and have greater resources than we do.

Our Regulatory Matters

The financial services industry is highly regulated, regulations are complex, and failure to comply with related laws and regulations can result in the revocation of registrations, the imposition of censures or fines and the suspension or expulsion of a firm and/or its employees from the industry. We are subject to regulation by the SEC, other federal and state agencies, certain international regulators, as well as FINRA and other self-regulatory organizations.

Each of our affiliated investment managers is registered directly and indirectly as an investment adviser with the SEC under the Investment Advisers Act. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, compliance and disclosure obligations, and operational and recordkeeping requirements. Certain investment management affiliates are also members of the National Futures Association and are regulated by the U.S. Commodity Futures trading Commission ("CFTC") with respect to the management of funds and other products that utilize futures, swaps, or other CFTC regulated instruments.

Our affiliated investment managers also advise registered and unregistered funds in the U.S. and other jurisdictions and are subject to the regulatory requirements in the jurisdiction where those funds are sponsored or offered, including with respect to mutual funds and closed end funds in the U.S., the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act governs the operations of mutual funds and imposes obligations on their advisers, including investment restrictions and other governance, compliance, reporting and fiduciary obligations with respect to the management of those funds.

Affiliated investment managers operating outside of the U.S. are also subject to regulation by various regulatory authorities and exchanges in the relevant jurisdiction. Some of our investment affiliates are subject to directives and regulations in the European Union and other jurisdictions related to funds, such as the Undertakings for the Collective Investment of Transferable Securities ("UCITS") Directive and the Alternative Investment Fund Managers Directive ("AIFMD"), with respect to depository functions, remuneration policies and sanctions and other matters. Our global funds are registered with and subject to regulation by the Central Bank of Ireland. New regulations or interpretations of existing laws may result in enhanced disclosure obligations. Increased regulations generally increase our costs, and we could continue to experience higher

costs if new laws require us to spend more time, hire additional personnel, or purchase new technology to comply effectively.

Our broker-dealer is subject to SEC and FINRA rules and regulations, including extensive regulatory requirements related to sales practices, registration of personnel, compliance and supervision and compensation and disclosure. Sales and marketing activities of investment management services are also subject to regulation by non-U.S. authorities in the jurisdictions in which investment management products and services are offered. The ability to transact business in these jurisdictions and to conduct cross-border activities, is subject to the continuing availability of regulatory authorizations and exemptions. We have distribution teams that operate offices in the United Kingdom and Singapore and are subject to regulation by the Financial Conduct Authority and Monetary Authority of Singapore, respectively.

Due to the extensive laws and regulations to which we and our investment management affiliates are subject, we and our investment management affiliates must devote substantial time, expense, and effort to remain current on, and to address, legal and regulatory compliance matters. We and our investment management affiliates have established compliance programs to address regulatory compliance and we have experienced legal and compliance professionals in place to address these requirements. We also have established legal and regulatory advisers in each of the countries where we conduct business.

Our officers, directors and employees may, from time to time, own securities that are also held by one or more of our funds or strategies offered to clients. We have adopted a Code of Ethics pursuant to the provisions of the Investment Company Act and the Investment Advisers Act that require the disclosure of personal securities holdings and trading activity by all employees on a quarterly and annual basis. Employees with investment discretion or access to investment decisions are subject to additional restrictions with respect to the pre-clearance of the purchase or sale of securities over which they have investment discretion or beneficial interest. Our Code of Ethics also imposes restrictions with respect to personal transactions in securities that are held, recently sold, or contemplated for purchase by our mutual funds, and certain transactions are restricted so as to avoid the possibility of improper use of information relating to the management of client accounts.

Human Capital

As of December 31, 2023, we employed 824 employees and operated offices throughout the U.S., and in the U.K. and Singapore. We strive to attract and retain talented individuals by creating an environment of excellence and opportunity that serves as a foundation for all employees to reach their potential and make meaningful contributions to the organization.

We offer competitive salaries and a comprehensive suite of benefits, including programs that support wellness, financial security, and professional development. As part of our offerings, we:
- Regularly assess and benchmark our compensation and benefit practices and conduct internal and external pay comparisons to assist us in ensuring that employees are compensated fairly, equitably and competitively.
- Offer career enhancement opportunities to maximize each employee's potential and develop leaders throughout the organization.
- Provide an education assistance program with tuition reimbursement for employees who wish to continue their education to secure increased responsibility and growth within the organization and in their careers.
- Offer benefits that promote financial and personal security including comprehensive medical, dental, prescription, disability and life insurance coverages as well as an employee assistance program; company match to employees' 401(k) contributions; and an employee stock purchase plan.

- Provide wellness programs that include health screenings and wellness earned premium rebates, as well as paid time off for vacation, illness, bereavement, parental and family care leave, and volunteer activities.

We rely upon key personnel to manage our business, including senior executives, portfolio managers, securities analysts, investment advisers, sales personnel and other professionals. The retention of senior executives and key investment personnel is material to the management of our business.

Our value as a company derives from the talents and diversity of all employees, and we are committed to creating and maintaining an environment where every employee is treated with dignity and respect. The collective sum of employees' backgrounds, unique skills, and life experiences creates an environment where they and the company can achieve the highest levels of performance. Programs and practices - including those supporting workforce diversity, an inclusive culture, employee involvement in community activities and corporate philanthropy - are designed to help us deliver on our commitment to maintaining an organization that is diverse and inclusive for all employees.

- As an employer, we prohibit any form of discrimination and have no tolerance for harassment in any form or any behavior that may contribute to a hostile, intimidating, unwelcoming, and/or inaccessible work environment.
- Collaborative efforts with organizations, institutions, and referral sources support us in identifying diverse talent pools, increasing the diversity of potential candidates, and engaging with employees across the organization to raise the awareness of and advance our inclusion efforts.
- Community engagement is ingrained into our culture. The Company and employees have supported a wide range of philanthropic activities that help to enrich and sustain the communities in which we have a business presence.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as proxy statements, are available free of charge on our website located at www.virtus.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Reports, proxy statements and other information regarding issuers that file electronically with the SEC, including our filings, are also available to the public on the SEC's website at http://www.sec.gov.

A copy of our Corporate Governance Guidelines, our Code of Conduct and the charters of our Audit Committee, Compensation Committee, and Governance Committee are posted on our website at http://ir.virtus.com under "Corporate Governance" and are available in print without charge to any person who requests copies by contacting Investor Relations by email to: investor.relations@virtus.com or by mail to Virtus Investment Partners, Inc., c/o Investor Relations, One Financial Plaza, Hartford, CT 06103. The Company may use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company's website at http://ir.virtus.com. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting http://ir.virtus.com. Information contained on the website is not incorporated by reference or otherwise considered part of this document.

Item 1A.   Risk Factors.

This section describes some of the potential risks relating to our business. The risks described below are some of the more important factors that could affect our business. You should carefully consider the risks described below, together with all of the other information included in this Annual Report on Form 10-K, in

evaluating the Company and our common stock. If any of the risks described below actually occur, our business, revenues, profitability, results of operations, financial condition, cash flows, reputation and stock price could be materially adversely affected.

RISKS RELATED TO OUR INDUSTRY, BUSINESS AND OPERATIONS

We earn substantially all of our revenues based on assets under management that fluctuate based on many factors, and any reduction would negatively impact our revenues and profitability.

The majority of our revenues are generated from asset-based fees from investment management products and services to individuals and institutions. Therefore, if assets under management decline, our fee revenues would decline, reducing profitability as certain of our expenses are fixed or have contractual terms. Assets under management could decline due to a variety of factors including, but not limited to, the following:

▪ **General domestic and global economic, political and public health conditions.** Capital, equity and credit markets can experience substantial volatility. Changes in interest rates, the availability and cost of credit, inflation rates, economic uncertainty, changes in laws, trade barriers, commodity prices, currency exchange rates, national and international political circumstances and conflicts, public health issues and other conditions may impact the capital, equity and credit markets. Employment rates, economic weakness and budgetary challenges in parts of the world, uncertainty regarding governmental regulations and international trade policies, conflicts such as in Ukraine and the Middle East, concern over prospects in China and emerging markets, and growing debt for certain countries all indicate that economic and political conditions remain unpredictable. The occurrence of public health issues such as a major epidemic or pandemic that affect public health and public perception of health risk, as well as local, state and/or national government restrictive measures implemented to control such issues, could adversely affect the global financial markets, our employees and the systems we rely on. Any of the conditions listed herein, among others, may impact our assets under management.

Past volatility in the markets has highlighted the interconnection of the global economies and markets and has demonstrated how deteriorating financial condition of one institution may adversely impact the performance of other institutions. Our assets under management have exposure to many different industries and counterparties and may be exposed to credit, operational or other risk due to the default by a counterparty or client or in the event of a market failure or disruption. Negative, uncertain or diminishing investor confidence in the markets and/or adverse market conditions could result in a decrease in investor risk tolerance. Such a decrease could prompt investors to reduce their rate of investment or to partially or fully withdraw from markets, which could reduce our overall assets under management and have an adverse effect on our revenues, earnings and growth prospects. In the event of extreme circumstances, including economic, political or business or health crises, such as a widespread systemic failure in the global financial system, failures of firms that have significant obligations as counterparties, political conflicts or global pandemics, we may suffer significant declines in assets under management and severe liquidity or valuation issues.

▪ **Price declines in individual securities, market segments or geographic areas.** Portfolios that we manage that are focused on certain geographic markets or industry sectors are particularly vulnerable to political, social and economic events in those markets and sectors. If those markets or industries decline or experience volatility, this could have a negative impact on our assets under management and our revenues. For example, certain non-U.S. markets, particularly emerging markets, are not as developed or as efficient as the U.S. financial markets and, as a result, may be less liquid, less regulated and significantly more volatile than the U.S. financial markets. In addition, certain industry sectors can experience significant volatility, such as the technology or oil sector. Liquidity or values in such markets or sectors may be adversely impacted by factors including political or economic events, government policies, expropriation, volume trading limits by foreign investors, social or civil unrest, etc. These factors may negatively impact the market value of a security or our ability to dispose of it.

- **Real or perceived negative absolute or relative performance.** Sales and redemptions of our investment strategies can be affected by investment performance relative to established benchmarks or other competing investment strategies. Our investment management strategies are rated, ranked or assessed by independent third-parties, distribution partners and industry periodicals and services. These assessments often influence the investment decisions of clients. If the performance of our investment strategies is perceived to be underperforming relative to peers, it could result in increased withdrawals of assets by existing clients and the inability to attract additional investments from new and existing clients.

We may engage in significant transactions that may not achieve the anticipated benefits or could expose us to additional or increased risks.

We have executed several inorganic transactions over the past years and we regularly evaluate potential transactions, including acquisitions, consolidations, joint ventures, strategic partnerships, or similar transactions, some of which could be significant. Our past acquisitions and strategic transactions have led to a significant increase in our assets under management and an expansion of our product and service offerings. We cannot provide assurance that we will continue to be successful in closing on transactions or achieving anticipated financial benefits, including such things as revenue or cost synergies.

Any transaction may also involve a number of other risks, including additional demands on our staff, unanticipated problems regarding integration of operating facilities, technologies and new employees, and the existence of liabilities or contingencies not disclosed to, or otherwise unknown by, us prior to closing a transaction. In addition, any business we acquire may underperform relative to expectations or may lose customers or employees.

Our investment management agreements are subject to renegotiation or termination on short notice, which could negatively impact our business.

Our clients include our sponsored fund investors, represented by boards of trustees or directors (the "fund boards"), managed account program sponsors, individual private clients, and institutional clients. Our investment management agreements with these clients may be terminated on short notice and without penalty. As a result, there would be little impediment for these clients to terminate our agreements. Our clients may renegotiate their investment contracts, or reduce the assets we manage for them, due to a number of reasons including, but not limited to: poor investment performance; loss of key investment personnel; a change in the client's or third-party distributors' decision makers; and reputational, regulatory or compliance issues. The fund boards may deem it to be in the best interests of a fund's shareholders to make decisions adverse to us, such as reducing the compensation paid to us, requesting that we subsidize fund expenses over certain thresholds, or imposing restrictions on our management of the fund. Under the Investment Company Act, investment management agreements automatically terminate in the event of an assignment, which may occur if, among other events, the Company undergoes a change in control, such as any person acquiring 25% of the voting rights of our common stock. If an assignment were to occur, we cannot be certain that the funds' boards and shareholders would approve a new investment management agreement. In addition, investment management agreements for the separate accounts we manage may not be assigned without the consent of the client. If an assignment occurs, we cannot be certain that the Company will be able to obtain the necessary approvals or client consents. The withdrawal, renegotiation or termination of any investment management agreement relating to a material portion of assets under management would have an adverse impact on our results of operations and financial condition.

Our business could be harmed by any damage to our reputation and lead to a reduction in our revenues and profitability.

Maintaining a positive reputation with existing and potential clients, the investment community and other constituencies is critical to our success. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate even if they are without merit or

satisfactorily addressed. Our reputation may be impacted by many factors including, but not limited to: poor performance; litigation; conflicts of interests; regulatory inquiries, investigations or findings; operational failures (including cyber breaches); intentional or unintentional misrepresentation of our products or services by us or our third-party service providers; material weaknesses in our internal controls; or employee misconduct or rumors. Any damage to our reputation could impede our ability to attract and retain clients and key personnel, adversely impact relationships with clients, third-party distributors and other business partners, and lead to a reduction in the amount of our assets under management, any of which could adversely affect our results of operations and financial condition.

Our debt agreements contain covenants, required principal repayments and other provisions that could adversely affect our financial condition or results of operations.

We incur indebtedness for a variety of business reasons, including in relation to financing acquisitions and transactions. The indebtedness we incur can take many forms including, but not limited to, term loans or revolving lines of credit that customarily contain covenants.

At December 31, 2023, we had $258.8 million of total debt outstanding under its credit agreement, excluding debt of consolidated investment products ("CIP"), and had no borrowings outstanding under our $175.0 million revolving credit facility. Under our credit agreement, we are required to use a portion of our cash flow to service interest and make required annual principal payments, which may restrict our cash flow available for other purposes. The credit agreement also contains covenants that may limit our ability to return capital to shareholders. We cannot provide assurances that at all times in the future we will satisfy all such covenants or obtain any required waiver or amendment, in which event all indebtedness could become immediately due. Any or all of the above factors could adversely affect our financial condition or results of operations.

We may need to obtain additional capital that may not be available to us in sufficient amounts or on acceptable terms, which could have an adverse impact on our business.

Our ability to meet our future cash needs is dependent upon our ability to generate or have short-term access to cash. Although we have generated sufficient cash in the past, we may not do so in the future. We had unused capacity under our revolving credit facility of $175.0 million as of December 31, 2023. Our ability to access capital markets efficiently depends on a number of factors, including the state of credit and equity markets, interest rates and credit spreads. At December 31, 2023, we had $258.8 million in debt outstanding, excluding the notes payable of our CIP for which risk of loss to the Company is limited to our $95.5 million investment in such products. (See Note 20 of our consolidated financial statements for additional information on the notes payable of the CIP). We may need to raise capital to fund new business initiatives in the future, and financing may not be available to us in sufficient amounts, on acceptable terms, or at all. If we are unable to access sufficient capital on acceptable terms, our business could be adversely impacted.

Our business relies on the ability to attract and retain key employees, and the loss of such employees could negatively affect our financial performance.

The success of our business is dependent to a large extent on our ability to attract and retain key employees, such as senior executives, portfolio managers, securities analysts and sales personnel. There is significant competition in the job market for these professionals and compensation levels in the industry are highly competitive. Our industry is also characterized by the movement of investment professionals among different firms.

If we are unable to continue to attract and retain key employees, or if compensation costs required to attract and retain key employees increase, our performance, including our competitive position, could be adversely affected. Additionally, we utilize equity awards as part of our compensation plans and as a means for recruiting and retaining key employees. Declines in our stock price would result in deterioration of the

value of equity awards granted, thus lessening the effectiveness of using stock-based awards to retain key employees.

In certain circumstances, the departure of key investment personnel could cause higher redemption rates in certain strategies or the loss of certain client accounts. Any inability to retain key employees, attract qualified employees or replace key employees in a timely manner could lead to a reduction in the amount of our assets under management, which would have an adverse effect on our revenues and profitability. In addition, there could be additional costs to replace, retain or attract new talent that could result in a decrease in our profitability and have an adverse impact on our results of operations and financial condition.

We operate in a highly competitive industry that may require us to reduce our fees or increase amounts paid to financial intermediaries, which could result in a reduction of our revenues and profitability.

We face significant competition from a wide variety of financial institutions, including other investment management companies, as well as from proprietary products offered by our distribution partners such as banks, broker-dealers and financial planning firms. Competition in our businesses is based on several factors, including investment performance, fees charged, access to distribution channels and service to financial advisors. Our competitors, many of which are larger, often offer similar products, use the same distribution sources, offer less expensive products, maintain greater access to key distribution channels, and have greater resources, geographic footprints and name recognition. Additionally, certain products and asset classes that we do not currently offer, such as passive or index-based products, are popular with investors. Existing clients may withdraw their assets in order to invest in these products, and we may be unable to attract additional investments from existing and new clients, which would lead to a decline in our assets under management and market share.

Our profits are highly dependent on the fees we earn for our products and services. Competition could cause us to reduce the fees that we charge. If our clients, including our fund boards, were to view our fees as being inappropriately high relative to the market or the returns generated by our investment products, we may choose, or be required, to reduce our fee levels, or we may experience significant redemptions in our assets under management, which could have an adverse impact on our results of operations and financial condition.

We utilize unaffiliated firms to provide investment management services and any matters that adversely impact them or any change in our relationships with them could adversely affect our revenues and profitability.

We utilize unaffiliated subadvisers as investment managers for certain of our retail funds. Because we have no ownership interests in these firms, we do not control their business activities. Problems stemming from the business activities of those firms may negatively impact or disrupt their operations or expose them to disciplinary action or reputational harm. Furthermore, any such matters at these unaffiliated firms may have an adverse impact on our business or reputation or expose us to regulatory scrutiny, including with respect to our oversight of such firms.

We periodically negotiate provisions and renewals of these relationships, and we cannot provide assurance that such terms will remain acceptable to us or the unaffiliated firms. These relationships can also be terminated upon short notice without penalty. In addition, the departure of key employees at unaffiliated subadvisers could cause higher redemption rates for certain assets under management. An interruption or termination of unaffiliated firm relationships could affect our ability to market our products and result in a reduction in assets under management, which would have an adverse impact on our results of operations and financial condition.

We distribute our products through intermediaries and changes in key distribution relationships could

reduce our revenues, increase our costs and adversely affect our profitability.

Our primary source of distribution for retail products is through intermediaries that include third-party financial institutions such as: major wire-houses; national, regional and independent broker-dealers and financial advisors; banks and financial planners; and registered investment advisers. We are highly dependent on access to these distribution systems to raise and maintain assets under management. These distributors are generally not contractually required to distribute our products and typically offer their clients various investment products and services, including proprietary products and services, in addition to, and in competition with, our products and services. While we compensate these intermediaries pursuant to contractual agreements, we may not be able to retain access to these channels at all or at similar pricing. Increasing competition for these distribution channels could cause our distribution costs to rise, which could have an adverse effect on our business, revenues and profitability. To the extent that existing or future intermediaries prefer to do business with our competitors, the sales of our products as well as our market share, revenues and profitability could decline.

We and our third-party service providers rely on numerous technology systems and any business interruption, security breach, or system failure could negatively impact our business and profitability.

Our technology systems, and those of third-party service providers, are critical to our operations. The ability to consistently and reliably obtain accurate securities pricing information, process client portfolio and fund shareholder transactions, and provide reports and other services to clients is an essential part of our business. Any delays or inaccuracies in obtaining pricing information, processing such transactions or reports, other breaches and errors, and any inadequacies in other client service could result in reimbursement obligations or other liabilities or alienate clients and potentially give rise to claims against us. Any failure or interruption of third-party systems, whether resulting from technology or infrastructure breakdowns, defects or external causes such as fire, natural disaster, computer viruses, acts of terrorism or power disruptions, or public health events could result in financial loss, negatively impact our reputation and negatively affect our ability to do business. Although we and our third-party service providers have disaster recovery plans in place, we may nonetheless experience interruptions if a natural or man-made disaster or prolonged power outage were to occur, which could have an adverse impact on our business and profitability.

In addition, our computer systems are regularly the target of viruses or other malicious codes, unauthorized access, cyber-attacks or other computer-related penetrations. The sophistication of cyber threats continues to increase, including through the use of "ransomware" and phishing attacks, and our controls and the preventative actions we take to reduce the risk of cyber incidents and protect our information systems may be insufficient to detect or prevent unauthorized access, cyber-attacks or other security breaches to our systems or those of third parties with whom we do business. Our third-party service providers' systems may also be affected by, or fail, as a result of, catastrophic events, such as fires, floods, hurricanes and tornadoes. A breach of our systems, or of those of third-party service providers, through cyber-attacks or failure to manage and sufficiently secure our technology environment could result in interruptions or malfunctions in the operations of our business, loss of valuable information, liability for stolen assets or information, remediation costs to repair damage caused by a breach or to recover access to our systems, additional costs to mitigate against future incidents, and litigation costs resulting from an incident. Any of these conditions could have an adverse impact on our business and profitability.

We and certain of our third-party service providers receive and store personal information as well as non-public business information. Although we and our third-party service providers take precautions, we may still be vulnerable to hacking or other unauthorized use. A breach of the systems or hardware could result in unauthorized access to our proprietary business or client data or release of this type of data, which could subject us to legal liability or regulatory action under data protection and privacy laws, which may result in fines or penalties, the termination of existing client contracts, costly mitigation activities and harm to our reputation. The occurrence of any of these risks could have an adverse impact on our business and profitability.

We have significant capital invested in marketable securities, which exposes us to earnings volatility as the value of these investments fluctuate, as well as risk of capital loss.

We use capital to incubate new investment strategies, introduce new products or to enhance distribution access of existing products. At December 31, 2023, we had $275.6 million of such investments, comprising $180.1 million of marketable securities and $95.5 million of net investments in CLOs. These investments are in a variety of asset classes, including alternatives, fixed income and equity strategies and first-loss tranches of CLO equity. Many of these investments employ a long-term investment strategy with an optimal investment period spanning several years. Accordingly, during this investment period, the capital held in these investments may not be available for other corporate purposes without significantly diminishing our investment return. We cannot provide assurance that these investments will perform as expected. Increases or decreases in the value of these investments could increase the volatility of our earnings, and an other-than-temporary or permanent decline in the value of these investments could result in the loss of capital and have an adverse impact on our results of operations and financial condition.

LEGAL AND REGULATORY RISKS

We are subject to an extensive and complex regulatory environment and changes in regulations or failure to comply with them could adversely affect our revenues and profitability.

The investment management industry in which we operate is subject to extensive and frequently changing regulation. We are subject to regulation by the SEC, other federal and state agencies, certain international regulators, as well as FINRA and other self-regulatory organizations. Each of our affiliated investment managers and unaffiliated subadvisers is registered with the SEC under the Investment Advisers Act. There are various regulatory reform initiatives in the U.S. and other jurisdictions and new regulations or interpretations of existing laws may result in enhanced disclosure obligations which could negatively affect us or materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel, or purchase new technology to comply effectively.

Although we spend extensive time and resources to ensure compliance with all applicable laws and regulations, if we fail to properly adhere to our policies or modify and update our compliance procedures in a timely manner in this changing and highly complex regulatory environment, we may be subject to various legal proceedings, including civil litigation, governmental investigations and enforcement actions that could result in fines, penalties, suspensions of individual employees, or limitations on particular business activities, any of which could have an adverse impact on our revenues and profitability.

We manage assets under agreements that have investment guidelines or other contractual requirements and failure to comply could result in claims, losses, or regulatory sanctions, which could negatively impact our revenues and profitability.

The agreements under which we manage client assets often have established investment guidelines or other contractual requirements with which we are required to comply in providing our investment management services. Although we maintain various compliance procedures and other controls to prevent, detect and correct such errors, any failure or allegation of a failure to comply with these guidelines or other requirement could result in client claims, reputational damage, withdrawal of assets and potential regulatory sanctions, any of which could have an adverse impact on our revenues and profitability.

We could be subject to civil litigation and government investigations or proceedings, which could adversely affect our business.

Many aspects of our business involve substantial risks of liability, and there have been substantial incidences of litigation and regulatory investigations in the financial services industry in recent years, including customer claims as well as class action suits seeking substantial damages. From time to time, we and/or our sponsored funds may be named as defendants or co-defendants in lawsuits or be involved in disputes that involve the threat of lawsuits seeking substantial damages. We and/or our sponsored funds are also involved

from time to time in governmental and self-regulatory organization investigations and proceedings. (See Item 3. "Legal Proceedings" for further information.)

Any lawsuits, investigations or proceedings could result in reputational damage, loss of clients and assets, settlements, awards, injunctions, fines, penalties, increased costs and expenses in resolving a claim, diversion of employee resources and resultant financial losses. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We depend to a large extent on our business relationships and our reputation to attract and retain clients. As a result, allegations of improper conduct by private litigants, including investors in our funds, or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the asset management industry in general, whether or not valid, may harm our reputation. We may incur substantial legal expenses in defending against proceedings commenced by a client, regulatory authority or other private litigant. Substantial legal liability levied on us could cause significant reputational harm and have an adverse impact on our results of operations and financial condition.

We are subject to multiple tax jurisdictions and any changes in tax laws or unanticipated tax obligations could have an adverse impact on our financial condition, results of operations and cash flow.

We are subject to income as well as non-income-based taxes and are subject to ongoing tax audits, in various jurisdictions in which we operate. Tax authorities may disagree with certain positions we have taken that may result in the assessment of additional taxes. We regularly assess the appropriateness of our tax positions and reporting. We cannot provide assurance that we will accurately predict the outcomes of audits and the actual outcomes of these audits could be unfavorable. Any changes to tax laws could impact our estimated effective tax rate and tax expense and could result in adjustments to our treatment of deferred taxes, including the realization or value thereof, which could have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

We may not pay dividends as intended or at all.

The declaration, payment and determination of the amount of our quarterly dividends may change at any time. In making decisions regarding our dividends, we consider general economic and business conditions as well as our strategic plans and prospects, business and investment opportunities, financial condition and operating results, working capital requirements and anticipated cash needs, contractual and regulatory restrictions (including under the terms of our credit agreement) and other obligations, that may have implications on the payment of distributions by us to our shareholders or by our subsidiaries to us, and such other factors as we may deem relevant. Our ability to pay or increase our dividends maybe subject to restrictions under the terms of our credit agreement. We cannot make any assurances that any dividends, whether quarterly or otherwise, will continue to be paid in the future.

We have corporate governance provisions that may make an acquisition of us more difficult.

Certain provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions by which stockholders might otherwise receive a premium for their shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. In addition, the provisions of Section 203 of the Delaware

General Corporation Law also restrict certain business combinations with interested stockholders.

GENERAL RISK FACTORS

Our insurance policies may not cover all losses and costs to which we may be exposed, which could adversely impact our results of operations and financial condition.

We carry insurance in amounts and under terms that we believe are appropriate. Our insurance may not cover all liabilities and losses to which we may be exposed. Certain insurance coverage may not be available or may be prohibitively expensive in future periods. As our insurance policies come up for renewal, we may need to assume higher deductibles or pay higher premiums, which could have an adverse impact on our results of operations and financial condition.

We have goodwill and other intangible assets on our balance sheet that could become impaired, which could impact our results of operations and financial condition.

As of December 31, 2023, the Company had $829.2 million in intangible assets and goodwill. We cannot be certain that we will realize the value of such intangible assets. Our intangible assets may become impaired as a result of a variety of factors which could adversely affect our financial condition and results of operations.


SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS


This Annual Report on Form 10-K contains statements that are, or may be considered to be, forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements that are not historical facts, including statements about our beliefs or expectations, are "forward-looking statements." These statements may be identified by such forward-looking terminology as "expect," "estimate," "intent," "plan," "intend," "believe," "anticipate," "may," "will," "should," "could," "continue," "project," "opportunity," "predict," "would," "potential," "future," "forecast," "guarantee," "assume," "likely," "target" or similar statements or variations of such terms.

Our forward-looking statements are based on a series of expectations, assumptions and projections about the Company and the markets in which we operate, are not guarantees of future results or performance, and involve substantial risks and uncertainty, including assumptions and projections concerning our assets under management, net asset inflows and outflows, operating cash flows, business plans and ability to borrow, for all future periods. All forward-looking statements contained in this Annual Report on Form 10-K are as of the date of this Annual Report on Form 10-K only.

We can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. We do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this Annual Report on Form 10-K, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If there are any future public statements or disclosures by us that modify or impact any of the forward-looking statements contained in or accompanying this Annual Report on Form 10-K, such statements or disclosures will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K, resulting from: (i) any reduction in our assets under management; (ii) inability to achieve the expected benefits of strategic transactions; (iii) withdrawal, renegotiation or termination of investment management agreements; (iv) damage to our reputation; (v) inability to satisfy financial debt covenants and required payments; (vi) inability

to attract and retain key personnel; (vii) challenges from competition; (viii) adverse developments related to unaffiliated subadvisers; (ix) negative changes in key distribution relationships; (x) interruptions, breaches, or failures of technology systems; (xi) loss on our investments; (xii) lack of sufficient capital on satisfactory terms; (xiii) adverse regulatory and legal developments; (xiv) failure to comply with investment guidelines or other contractual requirements; (xv) adverse civil litigation, government investigations, or proceedings; (xvi) unfavorable changes in tax laws or limitations; (xvii) inability to make common stock dividend payments; (xviii) impediments from certain corporate governance provisions; (xix) losses or costs not covered by insurance; (xx) impairment of goodwill or other intangible assets; and other risks and uncertainties. Any occurrence of, or any material adverse change in, one or more risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K and our other periodic reports filed with the SEC could materially and adversely affect our operations, financial results, cash flows, prospects and liquidity.

Certain other factors that may impact our continuing operations, prospects, financial results and liquidity, or that may cause actual results to differ from such forward-looking statements, are discussed or included in the Company's periodic reports filed with the SEC and are available on our website at www.virtus.com under "Investor Relations." You are urged to carefully consider all such factors.

Item 1B.   Unresolved Staff Comments.

   None.

Item 1C.   Cybersecurity

Cybersecurity Strategy and Risk Management

   We maintain a cybersecurity and information protection program that is supported by policies and procedures designed to protect our systems and assets and the Company's sensitive or confidential business information, including that entrusted to us by our clients and business partners. Identifying and assessing cybersecurity risk is integrated into our overall enterprise risk management ("ERM") processes. Our ERM processes consider cybersecurity threat risks alongside other company risks as part of our overall management activities. Cybersecurity risks related to our business are identified and managed though a multi-faceted approach utilizing various systems, controls, and processes.

   We maintain a layered security architecture as a key part of our infrastructure design and utilize our employees and managed third-party service providers to help ensure a secure environment and safeguard against a variety of threats including malware, systems intrusions, unauthorized access, data loss and other security risks. We have implemented various technology products and associated procedures, including, among others, the following:
   ▪ Firewall protection, operating system security patches, and multi-factor authentication;
   ▪ System security agent software, which includes encryption, malware protection, patches and virus definitions;
   ▪ Monitoring of computer systems for unauthorized use of or access to sensitive information;
   ▪ Web content filtering;
   ▪ Web and network vulnerability assessments and penetration testing;
   ▪ Monitoring emerging laws and regulations related to data protection and information security;
   ▪ Hosting in-house production systems in geographically dispersed locations that are backed up to alternate locations; and
   ▪ Employee cybersecurity awareness training that includes regular phishing simulations.

   As part of the above processes, we engage various professional services firms that use external third-party tools to assess our internal cybersecurity programs and compliance with applicable practices and

standards. Our use of these third parties allows us to leverage specialized knowledge, insights and industry best practices.

The Company's processes to identify material risks from cybersecurity threats associated with our use of third-party service providers are included within our service provider management policy. The policy provides guidelines in performing cyber risk assessments on our critical and material third party service providers during onboarding and periodically thereafter.

The assessment of cybersecurity incidents are integrated as part of the Company's business continuity and disaster recovery program ("BCDR"). Our BCDR includes an incident response protocol that provides a framework for the assessment, response, and recovery phases for any business disruption, including cybersecurity incidents. It also incorporates various event, incident and response teams that comprise the Company's information security, risk management, compliance, legal and other functions as needed in response to any cybersecurity incidents. Our incident response protocol also provides for reporting mechanisms to senior management and our Board of Directors in the event of a material cybersecurity incident.

We have not had a cybersecurity incident that has materially affected, or was reasonably likely to, materially affect, our business strategy, results of operations or financial condition. There are risks from cybersecurity threats that if they were to occur could materially affect our business strategy, results of operations or financial condition which are further discussed in Item 1A. "Risk Factors—Risks Related to our Industry, Business and Operations—*We and our third-party service providers rely on numerous technology systems and any business interruption, security breach, or system failure could negatively impact our business and profitability*" of this Annual Report on Form 10-K, which should be read in conjunction with the information in this section.

Cybersecurity Governance

Our Board of Directors ("Board") oversees our risk management processes, including our risks from cybersecurity threats. As part of its ongoing responsibilities, the Board receives recurring reports from management on the Company's cybersecurity risk environment and regularly meets with management to review the risk landscape and discuss the steps taken by management to monitor and mitigate cyber exposures. In addition, from time to time, our Chief Technology Officer and Chief Information Security Officer ("CISO") brief the Board on the cyber-threat landscape, our information security program and other related information technology topics.

The Company maintains an Enterprise Risk Committee ("ERC"), comprising the Company executives who lead day-to-day risk management, and whose efforts are supplemented by specific risk-related committees or teams. The ERC is a cross-functional committee that focuses on identifying and managing operational risk throughout the organization, including cybersecurity threats. The ERC has integrated cybersecurity into key elements of the Company's ERM framework, including our BCDR planning program and service provider management policy, and personnel from our information security, risk management, compliance and legal groups are a part of the assessment and response team for cybersecurity incidents and the evaluation of third-party cybersecurity risk.

Our cybersecurity systems, controls and processes are overseen by our cybersecurity information technology team which is managed by our CISO. Our CISO has over 25 years of experience in the information technology and cybersecurity field and is a Certified Information Systems Security Professional.

Item 2.   Properties.

We lease our principal offices, which are located at One Financial Plaza, Hartford, CT 06103. In addition, we lease office space in California, Connecticut, Florida, Georgia, Illinois, Massachusetts, New Jersey, New York, Texas, Singapore and the UK.

Item 3.   Legal Proceedings.

The information set forth in response to Item 103 of Regulation S-K under "Legal Proceedings" is incorporated by reference from Part II, Item 8. "Financial Statements and Supplementary Data," Note 12 "Commitments and Contingencies" of this Annual Report on Form 10-K.

Item 4.   Mine Safety Disclosures.

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange under the trading symbol "VRTS." As of February 9, 2024, we had 7,087,728 shares of common stock outstanding that were held by approximately 39,000 holders of record.

In making decisions regarding our quarterly dividend, we consider general economic and business conditions, our strategic plans and prospects, our businesses and investment opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, legal, tax, regulatory and other restrictions that may have implications on the payment of distributions by us to our common shareholders or by our subsidiaries to us, and such other factors as we may deem relevant. We cannot provide any assurances that any distributions, whether quarterly or otherwise, will continue to be paid in the future.

On February 21, 2024, the Company declared a quarterly cash dividend of $1.90 per common share to be paid on May 15, 2024 to shareholders of record at the close of business on April 30, 2024.

Issuer Purchases of Equity Securities

An aggregate of 5,680,045 shares of our common stock have been authorized to be repurchased under a share repurchase program since it was initially approved in 2010 by our Board of Directors. As of December 31, 2023, 604,545 shares remained available for repurchase. Under the terms of the program, we may repurchase shares of our common stock from time to time at our discretion through open market repurchases, privately negotiated transactions and/or other mechanisms, depending on price, prevailing market and business conditions, tax and other financial considerations. The program, which has no specified term, may be suspended or terminated at any time.

During the year ended December 31, 2023, we repurchased a total of 223,807 common shares for $45.2 million. The following table sets forth information regarding our share repurchases in each month during the quarter ended December 31, 2023:

Period	Total number of shares purchased	Average price paid per share (1)	Total number of shares purchased as part of publicly announced plans or programs (2)	Maximum number of shares that may yet be purchased under the plans or programs (2)
October 1—31, 2023	2,256	$ 183.27	2,256	700,241
November 1—30, 2023	54,427	$ 196.51	54,427	645,814
December 1—31, 2023	41,269	$ 215.37	41,269	604,545
Total	97,952		97,952	

(1)   Average price paid per share is calculated on a settlement basis and excludes commissions and taxes.
(2)   The share repurchases were completed pursuant to a program announced in the fourth quarter of 2010 and most recently increased in May 2022. This repurchase program is not subject to an expiration date.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities during the fourth quarter of fiscal 2023. Shares of our common stock purchased by participants in our Employee Stock Purchase Plan were delivered to

participant accounts via open market purchases at fair value by the third-party administrator under the plan. We do not reserve shares for this plan or discount the purchase price of the shares.

Stock Performance Graph

Cumulative Total Return Among Virtus, S&P 500 Index and Peer Companies

The following graph compares the cumulative total shareholder return of Virtus since its inception with the performance of the Standard & Poor's 500 ("S&P 500") Stock Index and a peer group index that consists of several peer companies (referred to as the "Financial Peer Group") as defined below. This graph assumes an equal investment in our common stock, the S&P 500 and the Financial Peer Group on January 2, 2009, reflects reinvested dividends, and is weighted on a market capitalization basis. Each reported data point below represents the last trading day of each calendar year. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance.



Financial Peer Group: Affiliated Managers Group, Inc., AllianceBernstein Holding L.P., Artisan Partners Asset Management Inc.*, BrightSphere Investment Group Inc.*, Cohen & Steers, Inc., Federated Hermes, Inc., Franklin Resources, Inc., Invesco Ltd., Janus Henderson Group Plc*, T. Rowe Price Group, Inc. and Victory Capital Holdings, Inc.*

*Companies excluded from the cumulative total return table due to lack of comparative performance periods.

Item 6.   **Reserved**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Our Business

We provide investment management and related services to institutions and individuals. We use a multi-manager, multi-style approach, offering investment strategies from affiliated managers, each having its own distinct investment style, autonomous investment process and individual brand, as well as from select unaffiliated managers for certain of our retail funds. By offering a broad array of products, we believe we can appeal to a greater number of investors and have offerings across market cycles and through changes in investor preferences. Our earnings are primarily from asset-based fees charged for services relating to these various products, including investment management, fund administration, distribution, and shareholder services.

We offer investment strategies for institutional and individual investors in different investment products and through multiple distribution channels. Our investment strategies are available in a diverse range of styles and disciplines, managed by differentiated investment managers. We have offerings in various asset classes (equity, fixed income, multi-asset and alternatives), geographies (domestic, global, international and emerging), market capitalizations (large, mid and small), styles (growth, core and value) and investment approaches (fundamental and quantitative). Our institutional products are offered through institutional separate accounts and commingled accounts, including structured products to a variety of institutional clients. Our products include open-end funds, closed-end funds and retail separate accounts. We also provide subadvisory services to other investment advisers.

Our institutional distribution resources include affiliate-specific sales teams primarily focused on the U.S. market, supported by shared consultant relations and U.S. and non-U.S. institutional sales distribution. Our institutional products are marketed through relationships with consultants as well as directly to clients. We target key market segments, including foundations and endowments, corporations, public and private pension plans, sovereign wealth funds and subadvisory relationships.

Our retail distribution resources in the U.S. consist of regional sales professionals, a national account relationship group and specialized teams for retirement and ETFs. Our U.S. retail funds and retail separate accounts are distributed through financial intermediaries. We have broad distribution access in the U.S. retail market, with distribution partners that include national and regional broker-dealers, independent broker-dealers and registered investment advisers, banks and insurance companies. In many of these firms, we have a number of products that are on preferred "recommended" lists and on fee-based advisory programs. Our private client business is marketed directly to individual clients by financial advisory teams at our affiliated investment managers.

Market Developments

The financial markets have a significant impact on the value of our assets under management and on the level of our sales and net flows. The capital and financial markets experience fluctuation, volatility and declines, which impact investment returns and asset flows of our investment offerings as well as in investor choices and preferences among investment products. The changes in our assets under management may also be affected by the factors discussed in Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

The U.S. and global equity markets increased in value in 2023, as evidenced by increases in major indices as noted in the following table:

Index	December 31, 2023	2022	As of Change %
MSCI World Index	3,169	2,603	21.7 %
Standard & Poor's 500 Index	4,770	3,840	24.2 %
Russell 2000 Index	2,027	1,761	15.1 %
Morningstar / LSTA Leveraged Loan Index	2,721	2,406	13.1 %

Financial Highlights

- Net income per diluted share was $17.71 in 2023, an increase of $2.21, or 14.3%, compared to net income per diluted share of $15.50 in 2022.
- Total sales were $25.9 billion in 2023, a decrease of $4.4 billion, or 14.6%, from $30.3 billion in 2022. Net flows were $(7.2) billion in 2023 compared to $(13.4) billion in 2022.
- Assets under management were $172.3 billion at December 31, 2023, an increase of $22.9 billion, or 15.3%, from $149.4 billion at December 31, 2022.

AlphaSimplex

On April 1, 2023, the Company completed the acquisition of AlphaSimplex Group, LLC ("AlphaSimplex") for $113.4 million in cash at closing, including $50.0 million drawn from the Company's revolving credit facility, that was repaid as of December 31, 2023.

Assets Under Management

At December 31, 2023, total assets under management were $172.3 billion, representing an increase of $22.9 billion, or 15.3%, from December 31, 2022. The change in total assets under management from December 31, 2022 included $24.8 billion from positive market performance and $7.8 billion from the acquisition of AlphaSimplex, partially offset by $7.2 billion of net outflows.

Assets Under Management by Product

The following table summarizes our assets under management by product:

(in millions)	As of December 31, 2023	2022	As of Change 2023 vs. 2022	%
Open-End Funds (1)	$ 56,062	$ 53,000	$ 3,062	5.8 %
Closed-End Funds	10,026	10,361	(335)	(3.2)%
Retail Separate Accounts	43,202	35,352	7,850	22.2 %
Institutional Accounts (2)	62,969	50,663	12,306	24.3 %
Total	$ 172,259	$ 149,376	$ 22,883	15.3 %
Average Assets Under Management (3)	$ 161,482	$ 166,795	$ (5,313)	(3.2)%

(1) Represents assets under management of U.S. retail funds, global funds, ETFs and variable insurance funds.
(2) Represents assets under management of institutional separate and commingled accounts including structured products.
(3) Averages are calculated as follows:
  – Funds - average daily or weekly balances
  – Retail Separate Accounts - prior-quarter ending balances
  – Institutional Accounts - average of month-end balances

Asset Flows by Product

The following table summarizes asset flows by product:

(in millions)	Years Ended December 31,			
	2023		**2022**	
Open-End Funds (1)				
Beginning balance	$	53,000	$	78,706
Inflows		11,188		13,985
Outflows		(18,526)		(28,549)
Net flows		(7,338)		(14,564)
Market performance		8,160		(15,113)
Other (2)		2,240		3,971
Ending balance	$	56,062	$	53,000
Closed-End Funds				
Beginning balance	$	10,361	$	12,068
Inflows		24		191
Outflows		—		—
Net flows		24		191
Market performance		453		(1,346)
Other (2)		(812)		(552)
Ending balance	$	10,026	$	10,361
Retail Separate Accounts				
Beginning balance	$	35,352	$	44,538
Inflows		6,680		5,710
Outflows		(5,972)		(6,440)
Net flows		708		(730)
Market performance		7,141		(8,456)
Other (2)		1		—
Ending balance	$	43,202	$	35,352
Institutional Accounts (3)				
Beginning balance	$	50,663	$	51,874
Inflows		7,965		10,407
Outflows		(8,579)		(8,747)
Net flows		(614)		1,660
Market performance		9,077		(12,168)
Other (2)		3,843		9,297
Ending balance	$	62,969	$	50,663
Total				
Beginning balance	$	149,376	$	187,186
Inflows		25,857		30,293
Outflows		(33,077)		(43,736)
Net flows		(7,220)		(13,443)
Market performance		24,831		(37,083)
Other (2)		5,272		12,716
Ending balance	$	172,259	$	149,376

(1) Represents assets under management of U.S. retail funds, global funds, ETFs and variable insurance funds.

25

(2) Represents open-end and closed-end fund distributions net of reinvestments, the net change in assets from cash management strategies, and the impact of non-sales related activities such as asset acquisitions/(dispositions), seed capital investments/ (withdrawals), current income or capital returned by structured products and the use of leverage.

(3) Represents assets under management of institutional separate and commingled accounts including structured products.

Assets Under Management by Asset Class

The following table summarizes assets under management by asset class:

	December 31,		Change		% of Total	
(in millions)	**2023**	**2022**	**2023 vs. 2022**	**%**	**2023**	**2022**
Asset Class						
Equity	$ 96,703	$ 81,894	$ 14,809	18.1 %	56.2 %	54.9 %
Fixed Income	37,192	36,903	289	0.8 %	21.6 %	24.7 %
Multi-Asset (1)	21,411	19,937	1,474	7.4 %	12.4 %	13.3 %
Alternatives (2)	16,953	10,642	6,311	59.3 %	9.8 %	7.1 %
Total	$ 172,259	$ 149,376	$ 22,883	15.3 %	100.0 %	100.0 %

(1) Consists of strategies and client accounts with substantial holdings in at least two of the following asset classes: equity, fixed income, and alternatives.

(2) Consists of managed futures, event-driven, real estate securities, infrastructure, long/short, and other strategies.

Average Assets Under Management and Average Fees Earned

The following table summarizes the average management fees earned in basis points and average assets under management:

	Years Ended December 31,			
	Average Fee Earned *(expressed in basis points)*		**Average Assets Under Management** *(in millions)* (3)	
	2023	**2022**	**2023**	**2022**
Products				
Open-End Funds (1)	49.5	46.6	$ 55,226	$ 64,046
Closed-End Funds	57.8	57.4	10,060	11,132
Retail Separate Accounts	43.7	42.8	37,601	38,498
Institutional Accounts (2)	31.7	31.4	58,595	53,119
All Products	42.2	41.6	$ 161,482	$ 166,795

(1) Represents assets under management of U.S. retail funds, global funds, ETFs and variable insurance funds.

(2) Represents assets under management of institutional separate and commingled accounts including structured products.

(3) Averages are calculated as follows:
   − Funds - average daily or weekly balances
   − Retail Separate Accounts - prior-quarter ending balances
   − Institutional Accounts - average of month-end balances

Average fees earned represent investment management fees, net of revenue-related adjustments, divided by average net assets, excluding the impact of consolidated investment products ("CIP"). Revenue-related adjustments are based on specific agreements and reflect the portion of investment management fees passed-through to third-party client intermediaries for services to investors in sponsored investment products. Fund fees are calculated based on average daily or weekly net assets. Retail separate account fees are calculated based on the end of the preceding or current quarter's asset values or on an average of month-end balances. Institutional account fees are calculated based on an average of month-end balances, an average of current quarter's asset values or on a combination of the underlying cash flows and the principal value of the product. Average fees earned will vary based on several factors, including the asset mix and expense reimbursements to the funds.

The average fee rate earned on all products for 2023 increased by 0.6 basis points compared to the prior year primarily due to the addition of alternative strategies with higher fee rates from the AlphaSimplex acquisition.

Investment Performance

The following table presents a summary of investment performance by asset class measured by the percentage of assets under management exceeding their relevant benchmarks as of December 31, 2023:

Asset Class (1)	Percentage of Assets Under Management Beating Benchmark (2)		
	3-Year	5-Year	10-Year
Equity	42%	70%	69%
Fixed Income	61%	77%	71%
Alternatives	59%	94%	98%

(1) Excludes closed-end funds, private client accounts, structured products and certain other multi-asset strategies.

(2) Percentage beating benchmark is reported as the percentage of assets under management that have outperformed benchmarks across the indicated periods and does not include assets without benchmarks. Performance is presented on an average annual total return basis for products with a three-, five-, and/or ten-year track record, is net of fees and is measured on a consistent basis relative to the most appropriate benchmarks. Benchmark indices are unmanaged, their returns do not reflect any fees, expenses or sales charges, and they are not available for direct investment. Past performance is not indicative of future results.

As of December 31, 2023, 38 of 77, or 49%, of our rated U.S. retail funds received an overall rating of 4 or 5 stars representing 70% of our total U.S. retail fund assets under management [1]. By comparison, 32.5% of Morningstar's fund population is given a 4- or 5-star rating [2].

(1) Assets under management excludes non-rated funds. Based on institutional-class shares, except for funds without I shares, for which shares were used, or if A share rating is higher than I shares. Past performance is not indicative of future results.

(2) Morningstar ratings are based on risk-adjusted returns. Strong ratings are not indicative of positive fund performance.

Results of Operations - December 31, 2023 compared to December 31, 2022

A discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our *Form 10-K for the fiscal year ended December 31, 2022*, which specific discussion is incorporated herein by reference.

Summary Financial Data

(in thousands)	Years Ended December 31,		Change	
	2023	2022	2023 vs. 2022	%
Investment management fees	$ 711,475	$ 728,339	$ (16,864)	(2.3)%
Other revenue	133,793	158,040	(24,247)	(15.3)%
Total revenues	845,268	886,379	(41,111)	(4.6)%
Total operating expenses	693,784	688,919	4,865	0.7 %
Operating income (loss)	151,484	197,460	(45,976)	(23.3)%
Other income (expense), net	3,681	(51,938)	55,619	(107.1)%
Interest income (expense), net	31,399	18,366	13,033	71.0 %
Income (loss) before income taxes	186,564	163,888	22,676	13.8 %
Income tax expense (benefit)	45,088	57,260	(12,172)	(21.3)%
Net income (loss)	141,476	106,628	34,848	32.7 %
Noncontrolling interests	(10,855)	10,913	(21,768)	(199.5)%
Net Income (Loss) Attributable to Virtus Investment Partners, Inc.	$ 130,621	$ 117,541	$ 13,080	11.1 %
Earnings (loss) per share-diluted	$ 17.71	$ 15.50	$ 2.21	14.3 %

In 2023, total revenues decreased $41.1 million, or 4.6%, to $845.3 million from $886.4 million in 2022, and operating income decreased by $46.0 million, or 23.3%, to $151.5 million in 2023 from $197.5 million in 2022, primarily as a result of lower average assets under management.

Revenues

Revenues by source were as follows:

(in thousands)	Years Ended December 31, 2023	Years Ended December 31, 2022	Change 2023 vs. 2022	%
Investment management fees				
Open-end funds	$ 305,238	$ 335,585	$ (30,347)	(9.0)%
Closed-end funds	58,136	63,841	(5,705)	(8.9)%
Retail separate accounts	171,357	171,509	(152)	(0.1)%
Institutional accounts	176,744	157,404	19,340	12.3 %
Total investment management fees	711,475	728,339	(16,864)	(2.3)%
Distribution and service fees	56,153	67,518	(11,365)	(16.8)%
Administration and shareholder service fees	73,857	85,862	(12,005)	(14.0)%
Other income and fees	3,783	4,660	(877)	(18.8)%
Total Revenues	$ 845,268	$ 886,379	$ (41,111)	(4.6)%

Investment Management Fees

Investment management fees are earned based on a percentage of assets under management and are paid pursuant to the terms of the respective investment management agreements, which generally require monthly or quarterly payments. Investment management fees decreased by $16.9 million, or 2.3%, for the year ended December 31, 2023 compared to the prior year, primarily due to lower average assets under management, partially offset by the addition of AlphaSimplex.

Distribution and Service Fees

Distribution and service fees are sales- and asset-based fees earned from open-end funds for marketing and distribution services. Distribution and service fees decreased by $11.4 million, or 16.8%, for the year ended December 31, 2023 compared to the prior year, primarily due to lower average assets for open-end funds in share classes that have sales- and asset-based distribution and service fees.

Administration and Shareholder Service Fees

Administration and shareholder service fees represent fees earned for fund administration and shareholder services from our U.S. retail funds, ETFs and certain closed-end funds. Fund administration and shareholder service fees decreased by $12.0 million, or 14.0%, for the year ended December 31, 2023 compared to the prior year, primarily due to the decrease in average assets under management in open-end funds during the period as a result of market performance and net outflows.

Other Income and Fees

Other income and fees primarily represent fees related to other fee-earning assets and contingent sales charges earned from investor redemptions of certain shares sold without a front-end sales charge. Other income and fees decreased $0.9 million, or 18.8%, for the year ended December 31, 2023 compared to the prior year, primarily due to lower redemption income as well as the decline in average other fee-earning assets in the current year.

Operating Expenses

Operating expenses by category were as follows:

(in thousands)	Years Ended December 31,		Change	
	2023	**2022**	**2023 vs. 2022**	**%**
Operating expenses				
Employment expenses	$ 404,742	$ 371,259	$ 33,483	9.0 %
Distribution and other asset-based expenses	96,802	112,612	(15,810)	(14.0)%
Other operating expenses	125,871	126,178	(307)	(0.2)%
Other operating expenses of CIP	4,224	4,408	(184)	(4.2)%
Change in fair value of contingent consideration	(5,510)	8,020	(13,530)	(168.7)%
Restructuring expense	824	4,015	(3,191)	(79.5)%
Depreciation expense	5,804	3,923	1,881	47.9 %
Amortization expense	61,027	58,504	2,523	4.3 %
Total operating expenses	$ 693,784	$ 688,919	$ 4,865	0.7 %

Employment Expenses

Employment expenses consist of fixed and variable compensation and related employee benefit costs. Employment expenses of $404.7 million increased $33.5 million, or 9.0%, from the prior year primarily due to the addition of AlphaSimplex, which included retention payments to employees incurred as part of the transaction consideration that were classified as employment expense.

Distribution and Other Asset-Based Expenses

Distribution and other asset-based expenses consist primarily of payments to third-party client intermediaries for providing services to investors in sponsored investment products. These payments are primarily based on assets under management. Distribution and other asset-based expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders. The deferred sales commissions are amortized on a straight-line basis over the period commissions are recovered from distribution fee revenues and contingent sales charges received upon redemption of shares. Distribution and other asset-based expenses decreased $15.8 million, or 14.0%, compared to the prior year primarily due to a decrease in average assets under management in share classes that have asset-based distribution and other asset-based expenses.

Other Operating Expenses

Other operating expenses primarily consist of investment research and technology costs, professional fees, travel and distribution-related costs, rent and occupancy expenses, and other business costs. Other operating expenses decreased modestly by $0.3 million, or 0.2%, for the year ended December 31, 2023 as compared to the prior year primarily due to a decrease in other third-party support costs partially offset by the addition of AlphaSimplex.

Other Operating Expenses of CIP

Other operating expenses of CIP remained consistent during the year ended December 31, 2023 compared to the prior year.

Change in Fair Value of Contingent Consideration

Contingent consideration related to the Company's acquisitions are fair valued on each reporting date incorporating changes in various estimates, including underlying performance estimates, discount rates and amount of time until the conditions of the contingent payments are achieved. The change in fair value is

recorded in the current period as a gain or loss. The $13.5 million change in fair value of contingent consideration for the year ended December 31, 2023 as compared to the prior year was primarily attributable to changes in underlying performance estimates and discount rates.

Depreciation Expense

Depreciation expense consists primarily of the straight-line depreciation of furniture, equipment and leasehold improvements. Depreciation expense increased $1.9 million, or 47.9%, for the year ended December 31, 2023 compared to the prior year primarily due to the addition of AlphaSimplex, as well as leasehold improvements and equipment purchases made in the current year.

Amortization Expense

Amortization expense consists of the amortization of definite-lived intangible assets over their estimated useful lives. Amortization expense increased $2.5 million, or 4.3%, for the year ended December 31, 2023 compared to the prior year, primarily due to the addition of AlphaSimplex.

Other Income (Expense), net

Other Income (Expense), net by category were as follows:

(in thousands)	Years Ended December 31,		Change	
	2023	2022	2023 vs. 2022	%
Other Income (Expense)				
Realized and unrealized gain (loss) on investments, net	$ 6,525	$ (12,489)	$ 19,014	(152.2)%
Realized and unrealized gain (loss) of CIP, net	(2,404)	(39,296)	36,892	(93.9)%
Other income (expense), net	(440)	(153)	(287)	187.6 %
Total Other Income (Expense), net	$ 3,681	$ (51,938)	$ 55,619	(107.1)%

Realized and Unrealized Gain (Loss) on Investments, net

Realized and unrealized gain (loss) on investments, net changed during the year ended December 31, 2023 by $19.0 million as compared to the prior year. The realized and unrealized gains and losses reflect changes in overall market conditions for the year.

Realized and Unrealized Gain (Loss) of CIP, net

Realized and unrealized gain (loss) of CIP, net changed $36.9 million compared to the prior year. The change for the current year consisted primarily of net realized and unrealized gains of $145.8 million primarily due to changes in market values of leveraged loans, partially offset by changes in net realized and unrealized losses of $108.9 million related to the value of the notes payable.

Other Income (Expense), net

Other income (expense), net changed by $0.3 million during the year ended December 31, 2023 compared to the prior year primarily due to changes in the gains and losses on our equity method investments.

Interest Income (Expense), net

Interest Income (Expense), net by category were as follows:

(in thousands)	Years Ended December 31,		Change	
	2023	2022	2023 vs. 2022	%
Interest Income (Expense)				
Interest expense	$ (23,431)	$ (13,173)	$ (10,258)	77.9 %
Interest and dividend income	12,458	4,448	8,010	180.1 %
Interest and dividend income of investments of CIP	197,707	107,325	90,382	84.2 %
Interest expense of CIP	(155,335)	(80,234)	(75,101)	93.6 %
Total Interest Income (Expense), net	$ 31,399	$ 18,366	$ 13,033	71.0 %

Interest Expense

Interest expense increased $10.3 million, or 77.9%, for the year ended December 31, 2023, compared to the prior year primarily due to higher average interest rates and higher average debt balances during the current year.

Interest and Dividend Income

Interest and dividend income is earned on cash equivalents and our marketable securities. Interest and dividend income increased $8.0 million, or 180.1%, compared to the prior year due to higher average investment balances and higher interest rates during the current year compared to the prior year.

Interest and Dividend Income of Investments of CIP

Interest and dividend income of investments of CIP increased $90.4 million, or 84.2%, compared to the prior year primarily attributable to higher interest earned on cash balances.

Interest Expense of CIP

Interest expense of CIP represents interest expense on the notes payable of CIP. Interest expense of CIP increased by $75.1 million, or 93.6%, compared to the prior year primarily due to higher average interest rates and the addition of a CLO during the third quarter of 2023 and fourth quarter of 2022.

Income Tax Expense (Benefit)

The provision for income taxes reflected U.S. federal, state and local taxes at an estimated effective tax rate of 24.2% and 34.9% for 2023 and 2022, respectively. The lower estimated effective tax rate for 2023 was primarily due to excess tax benefits associated with stock-based compensation and the change in valuation allowances in the current year related to the tax effects of unrealized gains on certain of our investments. The higher effective tax rate in the prior year was due to valuation allowances recorded for the tax effects of unrealized losses on certain of our investments.

Effects of Inflation

Inflationary pressures can result in increases to our costs, especially to the extent that large expense components such as compensation are impacted. To the degree that these expense increases are not recoverable or cannot be counterbalanced through pricing increases due to the competitive environment, our profitability could be negatively impacted. In addition, the value of the assets that we manage may be negatively impacted if inflationary expectations result in a rising interest rate environment. Declines in the values of these assets under management could lead to reduced revenues as management fees are generally earned as a percentage of assets under management.

Liquidity and Capital Resources

Certain Financial Data

The following tables summarize certain financial data relating to our liquidity and capital resources:

	December 31,		Change	
(in thousands)	2023	2022	2023 vs. 2022	%
Balance Sheet Data				
Cash and cash equivalents	$ 239,602	$ 338,234	$ (98,632)	(29.2)%
Investments	132,696	100,330	32,366	32.3 %
Contingent consideration	90,938	128,400	(37,462)	(29.2)%
Debt	253,412	255,025	(1,613)	(0.6)%
Redeemable noncontrolling interests	104,869	113,718	(8,849)	(7.8)%
Total equity	868,289	822,936	45,353	5.5 %

	Years Ended December 31,		Change	
(in thousands)	2023	2022	2023 vs. 2022	%
Cash Flow Data				
Provided by (used in)				
Operating activities	$ 237,157	$ 132,670	$ 104,487	78.8 %
Investing activities	(129,732)	(27,467)	(102,265)	372.3 %
Financing activities	(356,113)	(102,057)	(254,056)	248.9 %

Overview

At December 31, 2023, we had $239.6 million of cash and cash equivalents and $132.7 million of investments, which included $97.3 million of investment securities, compared to $338.2 million of cash and cash equivalents and $100.3 million of investments, which included $77.0 million of investment securities, at December 31, 2022.

Uses of Capital

Our operating expenses consist of employee compensation and related benefit costs and, other operating expenses, which primarily consist of investment research, technology costs, professional fees, distribution and occupancy costs, as well as interest on our indebtedness and income taxes. Annual incentive compensation, the largest annual operating cash expenditure, is paid in the first quarter of the year. In 2023 and 2022, we paid approximately $142.1 million and $151.6 million, respectively, in incentive compensation earned during the years ended December 31, 2022 and 2021, respectively.

In addition to operating activities, other uses of cash could include: (i) investments in organic growth, including seeding or launching new products and expanding distribution; (ii) debt principal payments through scheduled amortization, excess cash flow payment requirements or additional paydowns; (iii) dividend payments to common stockholders; (iv) repurchases of our common stock, or withholding obligations for the net settlement of employee share transactions; (v) investments in our infrastructure; (vi) investments in inorganic growth opportunities that may require upfront and/or future payments; (vii) integration costs, including restructuring and severance, related to acquisitions, if any; and (viii) purchases of affiliate equity interests.

Capital and Reserve Requirements

We operate an SEC-registered broker-dealer subsidiary that is subject to certain rules regarding minimum net capital. Failure to meet these requirements could result in adverse consequences to us, including additional reporting requirements, or interruption of our business. At December 31, 2023, our broker-dealer net capital was significantly greater than the required minimum.

Balance Sheet

Cash and cash equivalents consist of cash in banks and money market fund investments. Investments consist primarily of investments in our sponsored funds. CIP represent investment products for which we provide investment management services and where we have either a controlling financial interest or are considered the primary beneficiary of an investment product that is considered a variable interest entity.

Operating Cash Flow

Net cash provided by operating activities of $237.2 million for 2023 increased by $104.5 million from cash flows provided by operating activities of $132.7 million in 2022 primarily due to a decrease of $117.4 million in net purchases of investments by CIP.

Investing Cash Flow

Cash flows from investing activities consist primarily of capital expenditures and other investing activities related to our business operations. Net cash used in investing activities was $129.7 million for 2023 compared to net cash used in investing activities of $27.5 million in 2022. The increase in cash used in investing activities during 2023 compared to the prior year was primarily due to the cash used for the acquisition of AlphaSimplex.

Financing Cash Flow

Cash flows from financing activities consist primarily of transactions related to our common shares, issuance and repayment of debt by us and CIP, payments of contingent consideration and purchases and sales of noncontrolling interests. Net cash used in financing activities increased by $254.1 million to $356.1 million in 2023 from $102.1 million in the prior year. The increase in cash used in financing activities during 2023 compared to the prior year was primarily due to an increase of $315.1 million in net borrowings by CIP, partially offset by a $45.0 million decrease in common share repurchases during the year ended December 31, 2023 as compared to the prior year.

Credit Agreement

The Company's credit agreement (the "Credit Agreement"), most recently amended on June 20, 2023 to change the base interest rate from LIBOR to SOFR, comprises (i) a $275.0 million term loan with a seven-year term (the "Term Loan") expiring in September 2028, and (ii) a $175.0 million revolving credit facility with a five-year term expiring in September 2026. On April 3, 2023, the Company borrowed $50.0 million under the revolving credit facility to partially finance its acquisition of AlphaSimplex (see Note 4 for further information) and repaid the entire outstanding balance prior to December 31, 2023. In addition, the Company repaid $2.8 million outstanding under the Term Loan. At December 31, 2023, $258.8 million was outstanding under the Term Loan. In accordance with ASC 835, *Interest*, the amounts outstanding under the Company's Term Loan are presented on the Consolidated Balance Sheet net of related debt issuance costs, which were $5.4 million as of December 31, 2023.

Recently Issued Accounting Pronouncements

For a discussion of accounting standards, see Part II, Item 8, "Financial Statements and Supplementary Data," Note 2 "Summary of Significant Accounting Policies."

Critical Accounting Policies and Estimates

Our consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates. Actual results will vary from these estimates. Management believes the following critical accounting policies are important to understanding our results of operations and financial position.

Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and investment products that are consolidated. Voting interest entities ("VOEs") are consolidated when we are considered to have a controlling financial interest, which is typically present when we own a majority of the voting interest in an entity or otherwise have the power to govern the financial and operating policies of the entity.

We evaluate any variable interest entities ("VIEs") in which we have a variable interest for consolidation. A VIE is an entity in which either (i) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (ii) where as a group, the holders of the equity investment at risk do not possess: (x) the power through voting or similar rights to direct the activities that most significantly impact the entity's economic performance; (y) the obligation to absorb expected losses or the right to receive expected residual returns of the entity; or (z) proportionate voting and economic interests and where substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights. If an entity has any of these characteristics, it is considered a VIE and is consolidated by its primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the VIE's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

CIP includes both VOEs, made up primarily of open-end funds in which we hold a controlling financial interest, and VIEs, which primarily consist of CLOs of which we are considered the primary beneficiary. The consolidation and deconsolidation of these investment products have no impact on net income (loss) attributable to stockholders. Our risk with respect to these investment products is limited to our beneficial interests in these products. We have no right to the benefits from, and do not bear the risks associated with, these investment products beyond our investments in, and fees generated from, these products.

Noncontrolling Interests

Noncontrolling interests - CIP

Noncontrolling interests - CIP represent third-party investments in the Company's CIP and are classified as redeemable noncontrolling interests on the Consolidated Balance Sheets because investors in those products are able to request withdrawal at any time.

Noncontrolling interests - Affiliate

Noncontrolling interests - affiliate represent minority interests held in a consolidated affiliate. Minority interests held in the affiliate are subject to holder put rights and Company call rights at established multiples of earnings before interest, taxes, depreciation and amortization and, as such, are considered redeemable at other than fair value. The rights are exercisable at pre-established intervals or upon certain conditions, such as retirement. The put and call rights are not legally detachable or separately exercisable and are deemed to be embedded in the related noncontrolling interests. The Company, in purchasing affiliate equity, has the option to settle in cash or shares of the Company's common stock and is entitled to the cash flow associated with any purchased equity. These minority interests in the affiliate are recorded at estimated redemption value within redeemable noncontrolling interests on the Company's Consolidated Balance Sheets, and any changes in the estimated redemption value are recorded on the Consolidated Statements of

Operations within noncontrolling interests.

Goodwill

As of December 31, 2023, the carrying value of goodwill was $397.1 million. Goodwill represents the excess of the acquisition purchase price over the fair value of identified net assets and liabilities acquired. We have one reporting unit for purposes of assessing the carrying value of goodwill. Goodwill impairment testing is performed at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that the carrying value of the reporting unit is less than the fair value, a second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. We completed our annual goodwill impairment assessment as of October 31, 2023, and no impairment was identified. For purposes of this assessment, we considered various qualitative factors including, but not limited to, certain indicators of fair value (e.g., market capitalization and market multiplies for asset managers) and determined that it was more likely than not that the fair value of our reporting unit was greater than its carrying value. Only a significant decline in the fair value of our reporting unit would indicate that an impairment may exist.

Indefinite-Lived Intangible Assets

As of December 31, 2023, the carrying value of indefinite-lived intangible assets was $42.3 million. Indefinite-lived intangible assets comprise certain fund investment management agreements and trade names. We perform indefinite-lived intangible asset impairment tests annually, or more frequently, should circumstances change, which could reduce the fair value of indefinite-lived intangible assets below their carrying value. We completed our annual impairment assessment of these assets as of October 31, 2023, and no impairments were identified. For purposes of this assessment, we considered various qualitative factors for the investment management agreement intangible assets including, but not limited to, changes in (i) assets under management, (ii) operating margins, and (iii) net cash flows generated, and we determined that it was more likely than not that the fair value of indefinite-lived intangible assets was greater than their carrying value. Only a significant decline in the fair value of the indefinite-lived intangible assets would indicate that an impairment may exist.

Definite-Lived Intangible Assets

As of December 31, 2023, the carrying value of definite-lived intangible assets was $389.8 million. Definite-lived intangible assets comprise certain investment management agreements, trade names and non-competition agreements. We monitor the useful lives of definite-lived intangible assets and revise the useful lives, if necessary, based on the circumstances. Significant judgment is required in estimating the period that these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on amortization expense. All amortization expense is calculated on a straight-line basis. Impairment testing is performed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we were to determine that the carrying value of the definite-lived intangible assets was less than the sum of the undiscounted cash flows expected to result from the asset, we would quantify the impairment using a discounted cash flow model.

Revenue Recognition

Our revenues are recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. Investment management fees, distribution and service fees, and administration and shareholder service fees are generally calculated as a percentage of average net assets of the investment portfolios managed. The net asset values from which these fees are calculated are variable in nature and subject to factors outside of the Company's control, such as additional investments, withdrawals and market performance. Because of this, these fees are considered constrained until the end of the contractual measurement period (monthly or quarterly), which is when asset values are generally determinable.

Investment Management Fees

We provide investment management services pursuant to investment management agreements through our investment advisers (each an "Adviser"). Investment management services represent a series of distinct daily services that are performed over time. Fees earned on funds are based on each fund's average daily or weekly net assets and are generally calculated and received on a monthly basis. For funds managed by unaffiliated subadvisers, we record investment management fees net of the subadvisory fees since we are deemed to be an agent of the fund as it relates to the services they perform, with our performance obligation being to arrange for the provision of that service and not control the specified service before it is performed. Amounts paid to unaffiliated subadvisers for the years ended December 31, 2023, 2022 and 2021 were $54.7 million, $77.0 million and $115.5 million, respectively.

Retail separate account fees are generally earned based on the end of the preceding or current quarter's asset values. Institutional account fees are generally earned based on an average of month-end balances. In certain instances, institutional fees may include performance related fees that are based on investment returns relative to benchmarks. Fees for structured finance products consist of senior, subordinated and, in certain instances, incentive management fees. Senior and subordinated management fees are based on the end of the preceding quarter par value of the collateral managed with subordinated fees being earned only after certain portfolio criteria are met. Incentive fees on CLOs are typically a percentage of the excess cash flows available to holders of subordinated notes, above a threshold level internal rate of return.

We rely on service providers to provide information for the pricing of the underlying investment securities for the asset values that drive our investment management fees and our assets under management. Our service providers have formal valuation policies and procedures over the valuation of investments.

Distribution and Service Fees

Distribution and service fees are sales- and asset-based fees earned from open-end funds for marketing and distribution services. These fees primarily consist of an asset-based fee that is paid by the fund over a period of years to cover allowable sales and marketing expenses for the fund or front-end sales charges that are based on a percentage of the offering price. Asset-based distribution and service fees are primarily based on percentages of the average daily net asset value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time.

We distribute our open-end funds through third-party financial intermediaries that comprise national, regional and independent broker-dealers. These third-party financial intermediaries provide distribution and shareholder service activities on our behalf. We pay related distribution and service fees to these third-party financial intermediaries for these services as we consider ourselves the principal in these arrangements since we have control of the services prior to the services being transferred to the customer. These payments are classified within distribution and other asset-based expenses.

Administration & Shareholder Service Fees

We provide administrative fund services to our U.S. retail funds, ETFs and the majority of our closed-end funds and shareholder services to our U.S. retail funds. Administration and shareholder services are performed over time. We earn fees for these services, which are calculated and paid monthly, based on each fund's average daily or weekly net assets. Administrative fund services include: record keeping, preparing and filing documents required to comply with securities laws, legal administration and compliance services,

customer service, supervision of the activities of the funds' service providers, tax services and treasury services. We also provide office space, equipment and personnel that may be necessary for managing and administering the business affairs of the funds. Shareholder services include maintaining shareholder accounts, processing shareholder transactions, preparing filings and performing necessary reporting.

Other Income and Fees

Other income and fees primarily represent fees related to other fee-earning assets and contingent sales charges earned from investor redemptions of certain shares sold without a front-end sales charge.

Accounting for Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the reported amounts on the Consolidated Financial Statements. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We record interest and penalties related to income taxes as a component of income tax expense.

Significant judgment is required in determining the provision for income taxes and, in particular, any valuation allowance that is recorded against our deferred tax assets. The methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s), if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. Our methodology also includes estimates of future taxable income from operations, as well as the expiration dates and amounts of carryforwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

Contingent Consideration

We periodically enter into contingent payment arrangements in connection with our business combinations or asset purchases. In contingent payment arrangements, we agree to pay additional transaction consideration to the seller based on future performance. We estimate the value of future payments of these potential future obligations at the time a business combination or asset purchase is consummated. Liabilities under contingent payment arrangements are recorded within contingent consideration on the Consolidated Balance Sheets.

Contingent payment obligations related to business combinations are remeasured at fair value each reporting date using a simulation model with the assistance of an independent valuation firm (level 3 fair value measurement). The change in fair value is recorded in the current period as a gain or loss. Gains and losses resulting from changes in the fair value of contingent payment obligations are reflected within change in fair value of contingent consideration on the Consolidated Statements of Operations.

Contingent payment obligations related to our asset purchases, if estimable and probable of payment, are initially recorded at their estimated value and reviewed every reporting period for changes. Any changes to the estimated value are recorded as an update of the initial acquisition cost of the asset with a corresponding change to the estimated contingent payment obligation on the Consolidated Balance Sheets.

Loss Contingencies

The likelihood that a loss contingency exists is evaluated using the criteria of ASC 450, *Contingencies,* and an accrued liability is recorded if the likelihood of a loss is considered both probable and reasonably estimable at the date of the consolidated financial statements.

We believe that we have considered relevant circumstances that we may be currently subject to, and the consolidated financial statements accurately reflect our reasonable estimate of the results of our operations, financial condition and cash flows for the years presented.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

Substantially all of our revenues are derived from investment management, distribution and service, and administration and shareholder service fees, which are based on the market value of assets under management. Accordingly, a decline in the market value of assets under management would cause our revenues and income to decline.

We are also subject to market risk due to a decline in the market value of our investments, which consist of marketable securities and our net interests in CIP. The following table summarizes the impact of a 10% increase or decrease in the fair values of these financial instruments:

	December 31, 2023	
(in thousands)	Fair Value	10% Change
Investment securities - fair value (1)	$ 97,304	$ 9,730
Our net interest in CIP (2)	179,588	17,959
Total Investments subject to Market Risk	$ 276,892	$ 27,689

(1) If a 10% increase or decrease in fair values were to occur, it would result in a corresponding increase or decrease in our pre-tax earnings.

(2) These represent our direct investments in investment products that are consolidated. Upon consolidation, these direct investments are eliminated, and the assets and liabilities of CIP are consolidated on the Consolidated Balance Sheet, together with a noncontrolling interest balance representing the portion of the CIP owned by third parties. If a 10% increase or decrease in the fair values of our direct investments in CIP were to occur, it would result in a corresponding increase or decrease in our pre-tax earnings.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. At December 31, 2023, we were exposed to interest rate risk as a result of approximately $184.0 million of investments in fixed- and floating-rate income products, which include our net interests in CIP. We considered a hypothetical 100 basis point change in interest rates and determined that the fair value of our fixed income investments could change by an estimated $2.5 million.

At December 31, 2023, we had $258.8 million outstanding under our Term Loan. The applicable margin on amounts outstanding under the Credit Agreement is 2.25%, in the case of SOFR-based loans, and 1.25%, in the case of an alternate base rate loan. Given our borrowings are floating rate, we considered a hypothetical 100 basis point change in the base rate of our outstanding borrowings and determined that annual interest expense would change by an estimated $2.6 million, either an increase or decrease, depending on the direction of the change in the base rate.

Item 8.   Financial Statements and Supplementary Data.

The audited consolidated financial statements, including the Report of Independent Registered Public Accounting Firm required by this item are presented under Item 15 "Exhibits and Financial Statement Schedules" beginning on page F-1 of this Annual Report on Form 10-K.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023, the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policy or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based upon the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report, which is included in Item 15 "Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

Item 9B.   Other Information.

During the three months ended December 31, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended), adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance.**

Information required by this Item 10 is incorporated herein by reference to our definitive proxy statement for our 2024 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Exchange Act (the "2024 Proxy Statement").

Item 11.   **Executive Compensation.**

Information required by this Item 11 is incorporated herein by reference to the 2024 Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Information required by Item 403 of Regulation S-K is incorporated herein by reference to the 2024 Proxy Statement.

The following table sets forth information as of December 31, 2023 with respect to compensation plans under which shares of our common stock may be issued:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (2)	344,717	$ —	478,216
Equity compensation plans not approved by security holders	—	—	—
Total	344,717	$ —	478,216

(1)   The weighted-average exercise price set forth in this column is calculated excluding outstanding restricted stock unit awards ("RSUs") since recipients of such awards are not required to pay an exercise price to receive the shares subject to these awards.

(2)   Represents shares of our common stock issuable upon the vesting of RSUs outstanding under the Company's Omnibus Incentive and Equity Plan (the "Omnibus Plan"). Of the 3,370,000 maximum number of shares of our common stock authorized for issuance under the Omnibus Plan, 128,990 shares of common stock have been issued on a cumulative basis in the form of direct grants to directors.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence.**

Information required by this Item 13 is incorporated herein by reference to the 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Information required by this Item 14 is incorporated herein by reference to the 2024 Proxy Statement.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules.**

(a)(1)   *Financial Statements:* The following Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Virtus are included in this Annual Report:

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Consolidated Balance Sheets as of December 31, 2023 and 2022

Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021

Notes to Consolidated Financial Statements

(a)(2)   Financial Statement Schedules:

All financial statement schedules have been omitted because the required information is either presented on the consolidated financial statements or the notes thereto or is not applicable or required.

(a)(3)   *Exhibits:*

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Exhibit Description
(2)	***Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession***
2.1	Membership Interest Purchase Agreement by and among the Registrant, Westchester Capital Management, LLC, Westchester Capital Partners, LLC, LPC Westchester, LP, MTSWCM Holdings, LLC, RDBWCM Holdings, LLC, and the Individual Equityholders (as defined therein), dated February 1, 2021 (incorporated by reference to Exhibit 2.4 of the Registrant's Annual Report on Form 10-K, filed February 26, 2021).
(3)	***Articles of Incorporation and Bylaws***
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, dated May 17, 2023 (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed May 18, 2023).
3.2	Amended and Restated Bylaws of the Registrant, as amended on May 17, 2023 (incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K, filed May 18, 2023).
3.3	Certificate of Designations of Series A Non-Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock of the Registrant, dated October 31, 2008 (incorporated by reference to Exhibit 4.2 of the Registrant's Amendment No. 2 to Form 10, filed November 14, 2008).
3.4	Certificate of Amendment of the Certificate of Designations of Series A Non-Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q, filed August 13, 2009).
3.5	Certificate of Designations of Series C Junior Participating Preferred Stock of the Registrant, dated December 29, 2008 (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed January 2, 2009).
3.6	Certificate of Designations of 7.25% Series D Mandatory Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed February 1, 2017).
(4)	***Instruments Defining the Rights of Security Holders including Indentures***
4.1	Description of the Registrant's Common Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form 8-A, filed January 12, 2024).
(10)	***Material Contracts***
10.1*	Change in Control Agreement between George R. Aylward and the Registrant, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.4 of the Registrant's Amendment No. 4 to Form 10, filed December 19, 2008).
10.2*	Virtus Investment Partners, Inc. Amended and Restated Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed May 17, 2021).
10.3*	Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of November 1, 2008 (incorporated by reference to Exhibit 10.6 of the Registrant's Amendment No. 2 to Form 10, filed November 14, 2008).
10.4*	First Amendment to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of February 1, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, filed May 4, 2010).
10.5*	Amendment Two to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of January 1, 2024.
10.6*	Virtus Investment Partners, Inc. Amended and Restated Executive Severance Allowance Plan, effective as of February 2, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed February 4, 2009).
10.7*	Form of Non-Qualified Stock Option Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q, filed May 13, 2009).

Exhibit Number	Exhibit Description
10.8*	Form of Restricted Stock Unit Grant Agreement under the Virtus Investment Partners, Inc. Amended and Restated Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed May 9, 2023).
10.9*	Form of Performance Share Unit Grant Agreement under the Virtus Investment Partners, Inc. Amended and Restated Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed May 9, 2023).
10.10*	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K, filed February 27, 2023).
10.11*	Offer Letter from the Registrant to Barry M. Mandinach dated April 4, 2014 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, filed May 7, 2014).
10.12*	Offer Letter from the Registrant to Richard W. Smirl dated April 7, 2021 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed May 6, 2021).
10.13	Amended and Restated Credit Agreement, dated as of September 28, 2021, by and among Virtus Investment Partners, Inc. as borrower, Morgan Stanley Senior Funding, Inc. as administrative agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed October 4, 2021).
10.14	Amendment No. 1, dated June 20, 2023, to the Amended and Restated Credit Agreement, dated as of September 28, 2021, by and among Virtus Investment Partners, Inc. as borrower, Morgan Stanley Senior Funding, Inc. as administrative agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2023).
(21)	***Subsidiaries of the Registrant***
21.1	Virtus Investment Partners, Inc. Subsidiaries List.
(23)	***Consents of Experts and Counsel***
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certifications of Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Registrant's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Incentive Compensation Clawback Policy
101	The following information is formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022, (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021, (v) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021 and (vi) Notes to Consolidated Financial Statements.
104	Cover page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

*   Management contract, compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

Item 16.   Form 10-K Summary.

None.

<p style="text-align:center">SIGNATURES</p>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2024

Virtus Investment Partners, Inc.

By: /S/   MICHAEL A. ANGERTHAL
_____
Michael A. Angerthal
Executive Vice President
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 28, 2024.

/S/ TIMOTHY A. HOLT	/S/ GEORGE R. AYLWARD
Timothy A. Holt	**George R. Aylward**
Director and Non-Executive Chairman	**President, Chief Executive Officer and Director**
	(Principal Executive Officer)
/S/ PETER L. BAIN	/S/ SUSAN S. FLEMING
Peter L. Bain	**Susan S. Fleming, Ph.D.**
Director	**Director**
/S/ PAUL G. GREIG	/S/ MELODY L. JONES
Paul G. Greig	**Melody L. Jones**
Director	**Director**
/S/ W. HOWARD MORRIS	/S/ STEPHEN T. ZARRILLI
W. Howard Morris	**Stephen T. Zarrilli**
Director	**Director**
/S/ MICHAEL A. ANGERTHAL	
Michael A. Angerthal	
Chief Financial Officer	
(Principal Financial Officer and Principal Accounting Officer)	

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Virtus Investment Partners, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Virtus Investment Partners, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flow, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the

company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Assets Acquired – Refer to Note 4 to the financial statements

Critical Audit Matter Description

During the year, the Company acquired AlphaSimplex Group, LLC ("ASG"), which was accounted for as a business combination. Management estimated the fair value of the assets acquired using (1) a discounted cash flow method for the investment management agreements and (2) a royalty savings method for the trade names. The determination required management to make significant estimates and assumptions related to future cash flows and the selection of the discount rates and long-term growth rates for these assets.

The inputs used in estimating the fair value are in most cases unobservable and reflect management's own judgments about the assumptions market participants would use in pricing the assets. Auditing the valuations of the assets acquired involved a high degree of judgment and an increased extent of effort, including involving our internal fair value specialists in evaluating management's judgments especially as it relates to management's assumptions of future cash flows, discount rates, and long-term growth rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of assets acquired for ASG included the following, among others:
- We tested the design and operating effectiveness of controls over valuation of the assets acquired including controls over management's projections of future cash flows, discount rates, and long-term growth rates.
- We evaluated the reasonableness of significant business assumptions related to future cash flows by comparing the projections to historical results and certain peer companies. We also held various discussions with accounting personnel and management regarding the business assumptions utilized in the valuation models and obtained audit evidence to substantiate the assumptions therein.
- With the assistance of our internal fair value specialists we evaluated certain valuation assumptions, including discount rates and long-term growth rates.
  – We evaluated the reasonableness of the valuation methodologies used by management to determine whether they were consistent with generally accepted accounting policies.

F-3

- We evaluated the discount rates used by management to determine whether management's discount rate estimates were within our independent range.
- We performed an analysis of inflation, economic, and industry growth statistics to determine whether management's long-term growth rate used in the income approach fell within a reasonable range of the market data.
- We evaluated the appropriateness of management's selection of guideline public companies used in developing the discount rates.
- We evaluated whether the assumptions used were consistent with evidence obtained in other areas of the audit.

Valuation of Contingent Consideration – Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

The Company periodically enters into contingent payment arrangements in connection with its business combinations or asset acquisitions.

Contingent payment obligations related to business combinations are recorded at fair value upon acquisition and are remeasured at fair value each reporting date. During the year, the contingent payment obligations associated with the 2021 acquisitions of NFJ Investment Group ("NFJ") and Westchester Capital Management ("Westchester") were valued to reflect remeasurement and payments made, if applicable, and changes were recorded in the current period as a change in fair value of contingent consideration on the consolidated statement of operations. Management uses simulation models to determine the fair value of the Company's estimated contingent liability given the variable nature of the arrangements and the significant management judgments in estimating revenue projections,market rate assumptions, discount rates, and risk volatility assumptions.

Contingent payment obligations related to asset acquisitions, if estimable and probable of payment, are initially recorded at their estimated value and reviewed every reporting period for changes. During the year, the contingent payment obligations associated with the 2021 asset acquisition as part of the strategic partnership with Allianz Global Investors ("AllianzGI") was valued to reflect remeasurement and payments made, if applicable, and changes were recorded in the current period as adjustments to the initial acquisition cost, recorded as intangible assets, on the consolidated balance sheet.

The valuations of the AllianzGI, NFJ and Westchester contingent payment obligations use unobservable inputs and reflect management's own judgments about the assumptions market participants would use in pricing the liabilities. Auditing the estimates involved a high degree of auditor judgment and an increased extent of effort. With the assistance of our internal fair value specialists, for the fair value of the business combination contingent consideration, we evaluated management's judgments utilized within the simulation model related to revenue growth rates, discount rates, and market price of risk adjustment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the contingent consideration liability for the AllianzGI, NFJ and Westchester acquisitions included the following, among others:
- We tested the design and operating effectiveness of controls over management's valuation of the contingent consideration liability.

- We held discussions with accounting personnel and management regarding the revenue projections utilized in the valuation models. We evaluated whether the business assumptions used were appropriate and reasonable and confirmed that the products included in the revenue projections utilized in the valuation models agreed to those within the respective acquisition agreements.
- For the AllianzGI acquisition, we evaluated the methodology used to calculate the estimated value of the contingent payment obligations to confirm it was appropriate for an asset acquisition and confirmed that the amounts recorded were based on the revenue projections and the contractual payment rate. We further evaluated whether the business assumptions used were appropriate and reasonable.
- With the assistance of our internal fair value specialists, we performed the below procedures related to the NFJ and Westchester contingent consideration liability:
  – We evaluated the valuation methodology used by management to determine whether they were consistent with generally accepted accounting policies.
  – We estimated the fair value of the contingent liability through the preparation of independent simulation models developed from the underlying acquisition agreements and using independently sourced input data. We compared the fair value estimate produced by our independent model to the model prepared by management.
  – We evaluated the appropriateness of management's selection of guideline public companies used for market rate and risk volatility assumptions and the discount rates used by management in the simulation model.
- We evaluated whether the assumptions used were consistent with evidence obtained in other areas of the audit.

Consolidation — Consolidation of Investment Products – Refer to Notes 2 and 20 to the financial statements

Critical Audit Matter Description

The Company is required to consolidate investment products to which it provides investment management services when it (1) has a majority voting interest in an investment product that is a voting interest entity (VOE) or otherwise has the power to govern the financial and operating policies of the entity; or (2) it is considered the primary beneficiary of an investment product that is a variable interest entity (VIE). Management is required to evaluate whether an investment product is a VOE or a VIE upon its initial involvement with the investment product, or the occurrence of a reconsideration event. This assessment involves management's judgment and is determined based on a variety of factors including the capital structure of the investment product, the investment product's activities, the equity investment at risk, and the proportionate voting and economic interests of the investors in the investment product including the Company.

For each investment product that is considered a VIE, management performs a primary beneficiary analysis to determine if it holds a controlling financial interest in the investment product. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Management's evaluation of these two criteria involves judgments to analyze the governing documents of the investment product. The level of judgment required may vary in significance based on the complexity of the voting rights and structure economic interests of the investment product and the facts and circumstances of the Company's investment. This required a high degree of auditor judgment and an increased extent of effort to evaluate management's conclusions related to the power criterion and the economics criterion, including characterizing

rights as protective or participating and evaluating all variable interests for the potential significance of economic exposure in the entity.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing the consolidation assessment of VIEs included the following, among others:
- We tested the design and operating effectiveness of controls over management's review of the consolidation analysis of new or modified investment products during the year.
- We read and analyzed the governing documents (including the collateral management agreement, preference share subscription agreement and credit agreement, if applicable) of each investment product to assess management's conclusions. Our procedures included evaluating the following:
  - Key facts included in management's consolidation analysis are consistent with the governing documents and the Company's interests in the investment products;
  - Relevant terms impacting the consolidation analysis under GAAP were considered including the evaluation of whether the investment product is a VOE or VIE;
  - Judgments made by management based on the capital structure of the investment product, the investment product's activities, the equity investment at risk, and the proportionate voting and economic interests of the investors in the investment product including the Company were appropriate;
  - The determined primary beneficiary of those investment products possesses both (1) the power to direct activities of the VIE and (2) the obligation to absorb losses or the right to receive benefits from the VIE.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 28, 2024

We have served as the Company's auditor since 2018.

Virtus Investment Partners, Inc.
Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2023		December 31, 2022	
Assets:				
Cash and cash equivalents	$	239,602	$	338,234
Investments		132,696		100,330
Accounts receivable, net		109,076		99,274
Assets of consolidated investment products ("CIP")				
Cash and cash equivalents of CIP		100,732		250,301
Cash pledged or on deposit of CIP		680		644
Investments of CIP		2,082,713		2,190,113
Other assets of CIP		43,235		45,445
Furniture, equipment and leasehold improvements, net		26,216		19,123
Intangible assets, net		432,119		442,519
Goodwill		397,098		348,836
Deferred taxes, net		25,024		23,171
Other assets		89,438		94,944
Total assets	$	3,678,629	$	3,952,934
Liabilities and Equity				
Liabilities:				
Accrued compensation and benefits	$	200,837	$	181,805
Accounts payable and accrued liabilities		38,756		33,200
Dividends payable		17,291		15,812
Contingent consideration		90,938		128,400
Debt		253,412		255,025
Other liabilities		91,471		87,827
Liabilities of CIP				
Notes payable of CIP		1,922,243		2,083,314
Securities purchased payable and other liabilities of CIP		90,523		230,897
Total liabilities		2,705,471		3,016,280
Commitments and Contingencies (Note 12)				
Redeemable noncontrolling interests		104,869		113,718
Equity:				
Equity attributable to Virtus Investment Partners, Inc.:				
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 12,163,228 shares issued and 7,087,728 shares outstanding at December 31, 2023 and 12,033,247 shares issued and 7,181,554 shares outstanding at December 31, 2022		122		120
Additional paid-in capital		1,300,999		1,286,244
Retained earnings (accumulated deficit)		207,356		130,261
Accumulated other comprehensive income (loss)		(87)		(358)
Treasury stock, at cost, 5,075,500 and 4,851,693 shares at December 31, 2023 and December 31, 2022, respectively		(644,464)		(599,248)
Total equity attributable to Virtus Investment Partners, Inc.		863,926		817,019
Noncontrolling interests		4,363		5,917
Total equity		868,289		822,936
Total liabilities and equity	$	3,678,629	$	3,952,934

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)		Years Ended December 31,				
		2023		2022		2021
Revenues						
Investment management fees	$	711,475	$	728,339	$	781,585
Distribution and service fees		56,153		67,518		90,555
Administration and shareholder service fees		73,857		85,862		102,531
Other income and fees		3,783		4,660		4,563
Total revenues		845,268		886,379		979,234
Operating Expenses						
Employment expenses		404,742		371,259		358,230
Distribution and other asset-based expenses		96,802		112,612		141,039
Other operating expenses		125,871		126,178		90,134
Other operating expenses of consolidated investment products ("CIP")		4,224		4,408		3,562
Change in fair value of contingent consideration		(5,510)		8,020		12,400
Restructuring expense		824		4,015		—
Depreciation expense		5,804		3,923		3,900
Amortization expense		61,027		58,504		44,481
Total operating expenses		693,784		688,919		653,746
Operating Income (Loss)		151,484		197,460		325,488
Other Income (Expense)						
Realized and unrealized gain (loss) on investments, net		6,525		(12,489)		3,907
Realized and unrealized gain (loss) of CIP, net		(2,404)		(39,296)		(1,761)
Other income (expense), net		(440)		(153)		4,230
Total other income (expense), net		3,681		(51,938)		6,376
Interest Income (Expense)						
Interest expense		(23,431)		(13,173)		(9,240)
Interest and dividend income		12,458		4,448		1,364
Interest and dividend income of investments of CIP		197,707		107,325		90,080
Interest expense of CIP		(155,335)		(80,234)		(60,398)
Total interest income (expense), net		31,399		18,366		21,806
Income (Loss) Before Income Taxes		186,564		163,888		353,670
Income tax expense (benefit)		45,088		57,260		90,835
Net Income (Loss)		141,476		106,628		262,835
Noncontrolling interests		(10,855)		10,913		(54,704)
Net Income (Loss) Attributable to Virtus Investment Partners, Inc.	$	130,621	$	117,541	$	208,131
Earnings (Loss) per Share-Basic	$	18.02	$	15.90	$	27.13
Earnings (Loss) per Share-Diluted	$	17.71	$	15.50	$	26.01
Weighted Average Shares Outstanding-Basic		7,249		7,391		7,672
Weighted Average Shares Outstanding-Diluted		7,375		7,582		8,003

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Comprehensive Income

(in thousands)	Years Ended December 31,		
	2023	**2022**	**2021**
Net Income (Loss)	$ 141,476	$ 106,628	$ 262,835
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment, net of tax of $(96), $135 and $3 for the years ended December 31, 2023, 2022 and 2021, respectively	271	(378)	(9)
Other comprehensive income (loss)	271	(378)	(9)
Comprehensive income (loss)	141,747	106,250	262,826
Comprehensive (income) loss attributable to noncontrolling interests	(10,855)	10,913	(54,704)
Comprehensive income (loss) attributable to Virtus Investment Partners, Inc.	$ 130,892	$ 117,163	$ 208,122

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Changes in Stockholders' Equity

					Permanent Equity						Temporary Equity
	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Attributed To Virtus Investment Partners, Inc.	Non-controlling Interests	Total Equity	Redeemable Non-controlling Interests
(in thousands, except share data)	Shares	Par Value				Shares	Amount				
Balances at December 31, 2020	7,583,466	$118	$1,298,002	$(135,259)	$29	4,207,403	$(451,749)	$711,141	$9,799	$720,940	$115,513
Net income (loss)	—	—	—	208,131	—	—	—	208,131	817	208,948	53,887
Foreign currency translation adjustments	—	—	—	—	(9)	—	—	(9)	—	(9)	—
Net subscriptions (redemptions) and other	—	—	—	—	—	—	—	—	(2,266)	(2,266)	(30,435)
Cash dividends declared ($4.64 per common share)	—	—	(25,312)	(11,910)	—	—	—	(37,222)	—	(37,222)	—
Repurchase of common shares	(193,193)	—	—	—	—	193,193	(57,499)	(57,499)	—	(57,499)	—
Issuance of common shares related to employee stock transactions	115,878	1	65	—	—	—	—	66	—	66	—
Taxes paid on stock-based compensation	—	—	(19,509)	—	—	—	—	(19,509)	—	(19,509)	—
Stock-based compensation	—	—	23,178	—	—	—	—	23,178	—	23,178	—
Balances at December 31, 2021	7,506,151	$119	$1,276,424	$60,962	$20	4,400,596	$(509,248)	$828,277	$8,350	$836,627	$138,965
Net income (loss)	—	—	—	117,541	—	—	—	117,541	(765)	116,776	(10,148)
Foreign currency translation adjustments	—	—	—	—	(378)	—	—	(378)	—	(378)	—
Net subscriptions (redemptions) and other	—	—	2,035	—	—	—	—	2,035	(1,668)	367	(15,099)
Cash dividends declared ($6.30 per common share)	—	—	—	(48,242)	—	—	—	(48,242)	—	(48,242)	—
Repurchase of common shares	(451,097)	—	—	—	—	451,097	(90,000)	(90,000)	—	(90,000)	—
Issuance of common shares related to employee stock transactions	126,500	1	(1)	—	—	—	—	—	—	—	—
Taxes paid on stock-based compensation	—	—	(16,830)	—	—	—	—	(16,830)	—	(16,830)	—
Stock-based compensation	—	—	24,616	—	—	—	—	24,616	—	24,616	—
Balances at December 31, 2022	7,181,554	$120	$1,286,244	$130,261	$(358)	4,851,693	$(599,248)	$817,019	$5,917	$822,936	$113,718
Net income (loss)	—	—	—	130,621	—	—	—	130,621	70	130,691	10,785
Foreign currency translation adjustments	—	—	—	—	271	—	—	271	—	271	—
Net subscriptions (redemptions) and other	—	—	3,188	—	—	—	—	3,188	(1,624)	1,564	(19,634)
Cash dividends declared ($7.10 per common share)	—	—	—	(53,526)	—	—	—	(53,526)	—	(53,526)	—
Repurchase of common shares	(223,807)	—	—	—	—	223,807	(45,216)	(45,216)	—	(45,216)	—
Issuance of common shares related to employee stock transactions	129,981	2	(2)	—	—	—	—	—	—	—	—
Taxes paid on stock-based compensation	—	—	(13,774)	—	—	—	—	(13,774)	—	(13,774)	—
Stock-based compensation	—	—	25,343	—	—	—	—	25,343	—	25,343	—
Balances at December 31, 2023	7,087,728	$122	$1,300,999	$207,356	$(87)	5,075,500	$(644,464)	$863,926	$4,363	$868,289	$104,869

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Cash Flow

(in thousands)	Years Ended December 31, 2023	2022	2021
Cash Flows from Operating Activities:			
Net income (loss)	$ 141,476	$ 106,628	$ 262,835
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation expense, intangible asset and other amortization	68,437	64,215	50,769
Stock-based compensation	26,825	24,042	26,225
Amortization of deferred commissions	1,609	4,342	3,956
Payments of deferred commissions	(1,434)	(2,065)	(5,963)
Equity in earnings of equity method investments	198	(187)	(4,403)
Realized and unrealized (gains) losses on investments, net	(6,132)	13,105	(2,721)
Distributions from equity method investments	2,327	2,244	3,710
Change in fair value of contingent consideration	(5,510)	8,020	12,400
Deferred taxes, net	1,394	(1,960)	(9,664)
Right of use asset	—	3,222	—
Changes in operating assets and liabilities:			
Sales (purchases) of investments, net	(16)	(9,309)	(7,952)
Accounts receivable, net and other assets	6,822	37,548	(30,057)
Accrued compensation and benefits, accounts payable, accrued liabilities and other liabilities	3,863	(47,379)	72,628
Operating activities of consolidated investment products ("CIP"):			
Realized and unrealized (gains) losses on investments of CIP, net	(4,664)	36,054	(4,264)
Purchases of investments by CIP	(1,264,708)	(939,017)	(1,176,936)
Sales of investments by CIP	1,263,580	820,497	1,454,591
Net proceeds (purchases) of short-term investments and securities sold short by CIP	(261)	(13)	16,272
Change in other assets and liabilities of CIP	1,666	6,813	(856)
Amortization of discount on notes payable of CIP	1,685	5,870	5,159
Net cash provided by (used in) operating activities	237,157	132,670	665,729
Cash Flows from Investing Activities:			
Capital expenditures and other asset purchases	(8,821)	(6,582)	(5,838)
Purchase of equity method investment	(11,645)	—	—
Change in cash and cash equivalents of CIP due to consolidation (deconsolidation), net	(267)	(308)	(13,559)
Acquisition of business, net of cash acquired of $4,395 and $8,443 and $1,197 for the years ended December 31, 2023, 2022 and 2021, respectively	(108,999)	(20,577)	(155,636)
Net cash provided by (used in) investing activities	(129,732)	(27,467)	(175,033)

(in thousands)		Years Ended December 31,		
		2023	2022	2021
Cash Flows from Financing Activities:				
Borrowings and refinancing of credit agreement		50,000	—	81,155
Repayments on credit agreement		(52,750)	(12,750)	(12,513)
Payment of deferred financing costs		—	—	(7,039)
Payment of contingent consideration		(27,179)	(33,036)	—
Repurchase of common shares		(45,000)	(90,000)	(57,499)
Common stock dividends paid		(52,047)	(47,254)	(31,411)
Taxes paid related to net share settlement of restricted stock units		(13,774)	(16,830)	(19,443)
Affiliate equity sales (purchases)		(20,784)	(11,089)	—
Net contributions from (distributions to) noncontrolling interests		6,080	(5,527)	(3,270)
Financing activities of CIP				
Borrowings by CIP		269,260	306,296	363,539
Payments on borrowings by CIP		(469,919)	(191,867)	(557,919)
Net cash provided by (used in) financing activities		(356,113)	(102,057)	(244,400)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		523	(112)	—
Net increase (decrease) in cash and cash equivalents		(248,165)	3,034	246,296
Cash, cash equivalents and restricted cash, beginning of year		589,179	586,145	339,849
Cash, cash equivalents and restricted cash, end of year		$ 341,014	$ 589,179	$ 586,145
Supplemental Disclosure of Cash Flow Information				
Interest paid		$ 22,307	$ 11,134	$ 6,478
Income taxes paid, net		31,160	74,313	95,411
Supplemental Disclosure of Non-Cash Investing and Financing Activities				
Common stock dividends payable		13,467	11,850	11,261
Contingent consideration		—	1,200	150,164
Increase (decrease) to noncontrolling interests due to consolidation (deconsolidation) of CIP, net		(7,170)	(338)	(30,550)

(in thousands)		December 31,	
		2023	2022
Reconciliation of cash, cash equivalents and restricted cash			
Cash and cash equivalents		$ 239,602	$ 338,234
Cash of consolidated investment products		100,732	250,301
Cash pledged or on deposit of consolidated investment products		680	644
Cash, cash equivalents and restricted cash at end of year		$ 341,014	$ 589,179

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Business

Virtus Investment Partners, Inc. (the "Company," "we," "us," "our" or "Virtus"), a Delaware corporation, operates in the investment management industry through its subsidiaries.

The Company provides investment management and related services to institutions and individuals. The Company's investment strategies are offered to institutional clients through institutional separate and commingled accounts, including structured products. The Company's retail investment management services are provided to individuals through products consisting of: mutual funds registered pursuant to the Investment Company Act of 1940, as amended ("U.S. retail funds"); Undertaking for Collective Investment in Transferable Securities and Qualifying Investor Funds (collectively, "global funds") and collectively with U.S. retail funds, variable insurance funds, and exchange-traded funds ("ETFs"), (the "open-end funds"); closed-end funds (collectively, with open-end funds, the "funds"); and retail separate accounts that include intermediary-sold and private client accounts. The Company also provides subadvisory services to other investment advisers.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company, its subsidiaries and investment products that are consolidated. A voting interest entity ("VOE") is consolidated when the Company is considered to have a controlling financial interest, which is typically present when the Company owns a majority of the voting interest in an entity or otherwise has the power to govern the financial and operating policies of the entity.

The Company evaluates any variable interest entity ("VIE") in which the Company has a variable interest for consolidation. A VIE is an entity in which either (i) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support, or (ii) where as a group, the holders of the equity investment at risk do not possess any one of the following: (a) the power through voting or similar rights to direct the activities that most significantly impact the entity's economic performance, (b) the obligation to absorb expected losses or the right to receive expected residual returns of the entity, or (c) proportionate voting and economic interests and where substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights. If an entity has any of these characteristics, it is considered a VIE and is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that has both the power to direct the activities that most significantly impact the VIE's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. See Note 20 for additional information related to the consolidation of investment products. Intercompany accounts and transactions have been eliminated.

Noncontrolling Interests

Noncontrolling interests - CIP

Noncontrolling interests - CIP represent third-party investments in the Company's CIP and are classified as redeemable noncontrolling interests on the Consolidated Balance Sheets because investors in those products are able to request withdrawal at any time.

Noncontrolling interests - affiliate

Noncontrolling interests - affiliate represent minority interests held in a consolidated affiliate. Minority interests held in the affiliate are subject to holder put rights and Company call rights at established multiples of earnings before interest, taxes, depreciation and amortization and, as such, are considered

redeemable at other than fair value. The rights are exercisable at pre-established intervals or upon certain conditions, such as retirement. The put and call rights are not legally detachable or separately exercisable and are deemed to be embedded in the related noncontrolling interests. The Company, in purchasing affiliate equity, has the option to settle in cash or shares of the Company's common stock and is entitled to the cash flow associated with any purchased equity. These minority interests in the affiliate are recorded at estimated redemption value within redeemable noncontrolling interests on the Company's Consolidated Balance Sheets, and any changes in the estimated redemption value are recorded on the Consolidated Statements of Operations within noncontrolling interests.

Use of Estimates

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Segment Information

Accounting Standards Codification ("ASC") 280, *Segment Reporting*, establishes disclosure requirements relating to operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to the segment and assess its performance. The Company's Chief Executive Officer is the Company's chief operating decision maker. The Company operates in one business segment, namely as an asset manager providing investment management and related services for individual and institutional clients. Although the Company provides disclosures regarding assets under management and other asset flows by product, the Company's determination that it operates in one business segment is based on the fact that the same investment professionals manage both retail and institutional products, operational resources support multiple products, such products have the same or similar regulatory framework and the Company's chief operating decision maker reviews the Company's financial performance on a consolidated level. Investment managers within the Company are generally not aligned with a specific product type.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market fund investments.

Restricted Cash

The Company considers cash and cash equivalents of CIP and cash pledged or on deposit of CIP to be restricted as it is not available to the Company for its general operations.

Investments

Investment Securities - Fair Value

Investment securities - fair value consist of investments in the Company's sponsored funds and separately managed accounts and are carried at fair value in accordance with ASC 320, *Investments-Debt and Equity Securities* ("ASC 320"), and Topic 321, *Investments-Equity Securities* ("ASC 321"). These securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds. Transactions in these securities are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported on the Consolidated Statement of Operations within realized and unrealized gain (loss) on investments.

Equity Method Investments

Equity method investments consist of Company investments in noncontrolled entities, where the

Company does not hold a controlling financial interest but has the ability to significantly influence operating and financial matters. Equity method investments are accounted for in accordance with ASC 323, *Investments-Equity Method and Joint Ventures*. Under the equity method of accounting, the Company's share of the noncontrolled entities' net income or loss is recorded in other income (expense), net on the Consolidated Statements of Operations. Distributions received reduce the Company's investment. The investment is evaluated for impairment if events or changes indicate that the carrying amount exceeds its fair value. If the carrying amount of an investment does exceed its fair value and the decline in fair value is deemed to be other-than-temporary, an impairment charge will be recorded.

Non-qualified Retirement Plan Assets and Liabilities

The Company has a non-qualified retirement plan (the "Excess Incentive Plan") that allows certain employees to voluntarily defer compensation. Assets held in trust, which are considered investment securities, are included in investments at fair value in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"); the associated obligations to participants, which approximate the fair value of the associated assets, are included in other liabilities on the Consolidated Balance Sheets. (See Note 6 for additional information related to the Excess Incentive Plan.)

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years for furniture and office equipment and three years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or useful lives of the improvements. Major renewals or betterments are capitalized, and recurring repairs and maintenance are expensed as incurred.

Leases

The Company leases office space and equipment under various leasing arrangements. In accordance with ASC 842, *Leases*, the Company's leases are evaluated and classified as either financing leases or operating leases, as appropriate. The Company recognizes a lease liability and a corresponding right of use ("ROU") asset on the commencement date of any lease arrangement. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the arrangement or, if not readily determinable, the Company's incremental borrowing rate. The Company determines its incremental borrowing rate through market sources, including relevant industry rates. A ROU asset is measured initially as the value of the lease liability plus initial direct costs and prepaid lease payments, and less lease incentives received. Lease expense is recognized on a straight-line basis over the lease term and is recorded within other operating expenses on the Consolidated Statement of Operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of business combinations over the identified assets and liabilities acquired. In accordance with ASC 350, *Goodwill and Other Intangible Assets,* goodwill is not amortized. The Company has a single reporting unit for the purpose of assessing potential impairments of goodwill. An impairment analysis of goodwill is performed annually or more frequently, if warranted by events or changes in circumstances affecting the Company's business. The Company follows Accounting Standards Update ("ASU") 2011-08, *Testing Goodwill for Impairment,* which provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company's 2023 and 2022 annual goodwill impairment analysis did not result in any impairment charges.

Definite-lived intangible assets are comprised of certain investment management agreements, trade names, non-competition agreements and software. These assets are amortized on a straight-line basis over the estimated useful lives of such assets, which range from 4 to 16 years. Definite-lived intangible assets are evaluated for impairment on an ongoing basis whenever events or circumstances indicate that the carrying value of the definite-lived intangible asset may not be recoverable. The Company determines if impairment has occurred by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired, and an impairment is recorded, if the carrying value exceeds the expected future undiscounted cash flows.

Indefinite-lived intangible assets are comprised of certain trade names and fund investment management agreements. These assets are tested for impairment annually or when events or changes in circumstances indicate the assets might be impaired. The Company follows ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, which provides the option to perform a qualitative assessment of indefinite-lived intangible assets other than goodwill for impairment to determine if additional impairment testing is necessary. The Company's 2023 and 2022 annual indefinite-lived intangible assets impairment analysis did not result in any impairment charges.

Contingent Consideration

The Company periodically enters into contingent payment arrangements in connection with its business combinations or asset purchases. In contingent payment arrangements, the Company agrees to pay additional transaction consideration to the seller based on future performance. The Company estimates the value of estimated future payments of these potential future obligations at the time a business combination or asset purchase is consummated. Liabilities under contingent payment arrangements are recorded within contingent consideration on the Consolidated Balance Sheets.

Contingent payment obligations related to business combinations are remeasured at fair value each reporting date using a simulation model with the assistance of an independent valuation firm and approved by management (level 3 fair value measurement). The change in fair value is recorded in the current period as a gain or loss. Gains and losses resulting from changes in the fair value of contingent payment obligations are reflected within change in fair value of contingent consideration on the Consolidated Statements of Operations.

Contingent payment obligations related to our asset purchases, if estimable and probable of payment, are initially recorded at their estimated value and reviewed every reporting period for changes. Any changes to the estimated value are recorded as an update of the initial acquisition cost of the asset with a corresponding change to the estimated contingent payment obligation on the Consolidated Balance Sheets.

Treasury Stock

Treasury stock is accounted for under the cost method and is included as a deduction from equity on the Stockholders' Equity section of the Consolidated Balance Sheets. Upon any subsequent resale, the treasury stock account is reduced by the cost of such stock.

Revenue Recognition

The Company's revenues are recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. Investment management fees, distribution and service fees, and administration and shareholder service fees are generally calculated as a percentage of average net assets of the investment portfolios managed. The net asset values from which these fees are calculated are variable in nature and subject to factors outside of the Company's control, such as additional investments, withdrawals and market performance. Because of this, these fees are considered constrained until the end of the contractual measurement period (monthly or quarterly), which is when asset values are generally determinable.

Investment Management Fees

The Company provides investment management services pursuant to investment management agreements through its investment advisers (each an "Adviser"). Investment management services represent a series of distinct daily services that are performed over time. Fees earned on funds are based on each fund's average daily or weekly net assets and are generally calculated and received on a monthly basis. For funds managed by unaffiliated subadvisors, the Company records fees net of the subadvisory fees, as the Company is deemed to be the agent as it relates to the services performed by unaffiliated subadvisers, with the Company's performance obligation being to arrange for the provision of that service and not control the specified service before it is performed. Amounts paid to unaffiliated subadvisers for the years ended December 31, 2023, 2022 and 2021 were $54.7 million, $77.0 million and $115.5 million, respectively.

Retail separate account fees are generally earned based on the end of the preceding or current quarter's asset values. Institutional account fees are generally earned based on an average of daily or month-end balances or the current quarter's asset values. Fees for structured finance products are generally earned at a contractual fee rate applied against the end of the preceding quarter par value of the total collateral being managed.

Distribution and Service Fees

Distribution and service fees are sales- and asset-based fees earned from open-end funds for marketing and distribution services. Depending on the fund type or share class, these fees primarily consist of an asset-based fee that is paid by the fund over a period of years to cover allowable sales and marketing expenses, or front-end sales charges that are based on a percentage of the offering price. Asset-based distribution and service fees are primarily earned as percentages of the average daily net assets value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time.

The Company distributes its open-end funds through unaffiliated financial intermediaries that comprise national, regional and independent broker-dealers. These unaffiliated financial intermediaries provide distribution and shareholder service activities on behalf of the Company. The Company passes related distribution and service fees to these unaffiliated financial intermediaries for these services and considers itself the principal in these arrangements since it has control of the services prior to the services being transferred to the customer. These payments are classified within distribution and other asset-based expenses.

Administration and Shareholder Service Fees

The Company provides administrative fund services to its U.S. retail funds, and certain of its closed-end funds and shareholder services to its open-end funds. Administration and shareholder services are performed over time. The Company earns fees for these services, which are calculated and paid monthly, based on each fund's average daily or weekly net assets. Administrative fund services include: record keeping, preparing and filing documents required to comply with securities laws, legal administration and compliance services, customer service, supervision of the activities of the funds' service providers, tax services and treasury services. The Company also provides office space, equipment and personnel that may be necessary for managing and administering the business affairs of the funds. Shareholder services include maintaining shareholder accounts, processing shareholder transactions, preparing filings and performing necessary reporting.

Other Income and Fees

Other income and fees primarily represent fees related to other fee earning assets and contingent sales charges earned from investor redemptions of certain shares sold without a front-end sales charge.

Stock-based Compensation

The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"), which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant.

Restricted stock units ("RSUs") are stock awards that entitle the holder to receive shares of the Company's common stock as the award vests over time or when certain performance metrics are achieved. The fair value of each RSU award is based on the fair market value price on the date of grant unless it contains a performance metric that is considered a "market condition." Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis. The value of RSUs that contain a performance metric ("PSUs") is determined based on (i) the fair market value price on the date of grant, for awards that contain a performance metric that represents a "performance condition" in accordance with ASC 718 or (ii) the Monte Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period. Compensation expense for PSU awards that contain a market condition is fixed at the date of grant and is not adjusted in future periods based upon the achievement of the market condition.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires recognition of the amount of taxes payable or refundable for the current year as well as deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the reported amounts on the Consolidated Financial Statements.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s), if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Unanticipated changes in future operating results may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

Comprehensive Income

The Company reports all changes in comprehensive income on the Consolidated Statements of Changes in Stockholders' Equity and the Consolidated Statements of Comprehensive Income. Comprehensive income includes net income (loss) and foreign currency translation adjustments (net of tax).

Earnings (Loss) per Share

Earnings (loss) per share ("EPS") is calculated in accordance with ASC 260, *Earnings per Share*. Basic EPS is computed by dividing net income (loss) attributable to Virtus Investment Partners, Inc. by the weighted-average number of common shares outstanding for the period, excluding dilution for potential common stock issuances. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue

common stock were exercised or converted into common stock, including shares issuable upon the vesting of RSUs and stock option exercises using the treasury stock method, as determined under the if-converted method.

Fair Value Measurements and Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement,* establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The Financial Accounting Standards Board (the "FASB") defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1—Unadjusted quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

Recent Accounting Pronouncements

New Accounting Standards Not Yet Implemented

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*. This standard updates reportable segment disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss and provides new segment disclosure requirements for entities with a single reportable segment. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, with the amendments to be applied retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of adopting this standard and, at this time, does not anticipate it will have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. This standard updates income tax disclosure requirements by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is in the process of evaluating the impact of adopting this standard and, at this time, does not anticipate it will have a material impact on its consolidated financial statements.

3. Revenues

Investment Management Fees by Source

The following table summarizes investment management fees by source:

(in thousands)	Years Ended December 31,					
	2023		2022		2021	
Investment management fees						
Open-end funds	$	305,238	$	335,585	$	395,152
Closed-end funds		58,136		63,841		63,301
Retail separate accounts		171,357		171,509		174,919
Institutional accounts		176,744		157,404		148,213
Total investment management fees	$	711,475	$	728,339	$	781,585

4. Acquisitions

AlphaSimplex Group, LLC

On April 1, 2023, the Company completed the acquisition of AlphaSimplex Group, LLC ("AlphaSimplex"), which was accounted for in accordance with ASC 805, *Business Combinations* ("ASC 805"). The total purchase price paid of $113.4 million was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. Goodwill of $48.3 million and intangible assets of $55.4 million were recorded for the acquisition. The Company expects $103.7 million of the purchase price, related to goodwill and intangibles, to be tax deductible over 15 years. The revenues and operating income of AlphaSimplex were not material to the Company's results of operations for the year ended December 31, 2023.

The following table summarizes the identified acquired assets and liabilities assumed as of the AlphaSimplex acquisition date:

	April 1, 2023	
	(in thousands)	
Assets:		
Cash and cash equivalents	$	4,395
Investments		8,567
Accounts receivable		5,422
Furniture, equipment and leasehold improvements		4,161
Intangible assets		55,400
Goodwill		48,262
Other assets		9,126
Total Assets		135,333
Liabilities:		
Accounts payable and accrued liabilities		21,939
Total Liabilities		21,939
Total Net Assets Acquired	$	113,394

Identifiable Intangible Assets Acquired

In connection with the allocation of the AlphaSimplex purchase price, the Company identified the following intangible assets:

	April 1, 2023	
	Approximate Fair Value (*in thousands*)	Weighted Average of Useful Life (*in years*)
Definite-lived intangible assets:		
Investment management agreements	$ 52,000	10.5
Trade names	3,400	9.0
Total definite-lived intangible assets	$ 55,400	

The fair value of investment management agreements was estimated using a multi-period excess earnings method and the fair value of the trade names was estimated using a relief-from-royalty method, each of which was prepared with the assistance of an independent valuation firm.

Stone Harbor Investment Partners

On January 1, 2022, the Company acquired Stone Harbor Investment Partners, LLC ("Stone Harbor"), which was accounted for in accordance with ASC 805. The total purchase price of $30.1 million was allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of the acquisition, as well as goodwill of $10.3 million and definite-lived intangible assets of $10.8 million.

5. Goodwill and Other Intangible Assets

Activity in goodwill was as follows:

	Years Ended December 31,	
(*in thousands*)	2023	2022
Balance, beginning of period	$ 348,836	$ 338,406
Acquisitions	48,262	10,430
Balance, end of period	$ 397,098	$ 348,836

Below is a summary of intangible assets, net:

	Definite-Lived			Indefinite-Lived	Total
(*in thousands*)	Gross Book Value	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
Balances of December 31, 2021	$ 755,576	$ (297,303)	$ 458,273	$ 42,298	$ 500,571
Additions	10,800	—	10,800	—	10,800
Adjustments	(10,348)	—	(10,348)	—	(10,348)
Intangible amortization	—	(58,504)	(58,504)	—	(58,504)
Balances of December 31, 2022	756,028	(355,807)	400,221	42,298	442,519
Additions	55,400	—	55,400	—	55,400
Adjustments	(4,773)	—	(4,773)	—	(4,773)
Intangible amortization	—	(61,027)	(61,027)	—	(61,027)
Balances of December 31, 2023	$ 806,655	$ (416,834)	$ 389,821	$ 42,298	$ 432,119

Definite-lived intangible asset amortization for the next five and succeeding fiscal years is estimated as follows:

Fiscal Year	Amount *(in thousands)*
2024	$ 56,299
2025	51,532
2026	50,552
2027	47,450
2028	41,787
2029 and thereafter	142,201
Total	$ 389,821

At December 31, 2023, the weighted average estimated remaining amortization period for definite-lived intangible assets was 8.2 years.

6. Investments

Investments consist primarily of investments in the Company's sponsored products. The Company's investments, excluding the assets of CIP discussed in Note 20, at December 31, 2023 and 2022, were as follows:

	December 31,	
(in thousands)	**2023**	**2022**
Investment securities - fair value	$ 97,304	$ 76,999
Equity method investments (1)	22,710	11,448
Nonqualified retirement plan assets	12,682	10,154
Other investments	—	1,729
Total investments	$ 132,696	$ 100,330

(1) The Company's equity method investments are valued on a three-month lag based upon the availability of financial information. On January 1, 2023, the Company made an additional investment in an existing minority interest in an affiliated manager for $11.6 million including transaction costs.

Investment Securities - Fair Value

Investment securities - fair value consist of investments in the Company's sponsored funds and separately managed accounts. The composition of the Company's investment securities - fair value was as follows:

	December 31, 2023		December 31, 2022	
(in thousands)	Cost	Fair Value	Cost	Fair Value
Investment Securities - fair value:				
Sponsored funds	$ 80,794	$ 77,433	$ 67,472	$ 62,744
Equity securities	16,353	19,871	13,440	14,255
Total investment securities - fair value	$ 97,147	$ 97,304	$ 80,912	$ 76,999

For the years ended December 31, 2023, 2022 and 2021, the Company recognized a net realized gain of $2.1 million, a net realized loss of $1.4 million, and a net realized gain of $5.0 million, respectively, related to its investment securities - fair value.

Equity Method Investments

The Company's equity method investments primarily consist of a minority investment in an affiliated manager and an investment in a limited partnership. For the years ended December 31, 2023, 2022 and 2021, distributions from equity method investments were $2.3 million, $2.2 million and $3.7 million, respectively. The remaining capital commitment for one of the Company's equity method investments at December 31, 2023 was $0.2 million.

Nonqualified Retirement Plan Assets

The Company's Excess Incentive Plan allows certain employees to voluntarily defer compensation. The Company holds the Excess Incentive Plan assets in a rabbi trust, which is subject to the claims of the Company's creditors in the event of the Company's bankruptcy or insolvency. Each participant is responsible for designating investment options for their contributions, and the ultimate distribution paid to each participant reflects any gains or losses on the assets realized while in the trust. Assets held in trust are included in investments and are carried at fair value utilizing Level 1 valuation techniques in accordance with ASC 320, *Investments - Debt Securities*; the associated obligations to participants are included in other liabilities on the Consolidated Balance Sheets.

Other Investments

Other investments represent interests in entities not accounted for under the equity method such as those accounted for under the cost method.

7. Fair Value Measurements

The Company's assets and liabilities measured at fair value on a recurring basis, excluding the assets and liabilities of CIP discussed in Note 20, as of December 31, 2023 and 2022 by fair value hierarchy level were as follows:

December 31, 2023

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 197,240	$ —	$ —	$ 197,240
Investment securities - fair value				
Sponsored funds	77,433	—	—	77,433
Equity securities	19,871	—	—	19,871
Nonqualified retirement plan assets	12,682	—	—	12,682
Total assets measured at fair value	$ 307,226	—	$ —	$ 307,226
Liabilities				
Contingent consideration	$ —	$ —	$ 56,200	$ 56,200
Total liabilities measured at fair value	$ —	$ —	$ 56,200	$ 56,200

December 31, 2022

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 287,126	$ —	$ —	$ 287,126
Investment securities - fair value				
Sponsored funds	62,744	—	—	62,744
Equity securities	14,255	—	—	14,255
Nonqualified retirement plan assets	10,154	—	—	10,154
Total assets measured at fair value	$ 374,279	$ —	$ —	$ 374,279
Liabilities				
Contingent consideration	$ —	$ —	$ 78,100	$ 78,100
Total liabilities measured at fair value	$ —	$ —	$ 78,100	$ 78,100

The following is a discussion of the valuation methodologies used for the Company's assets and liabilities measured at fair value.

Cash equivalents represent investments in money market funds. Cash investments in money market funds are valued using published net asset values and are classified as Level 1.

Sponsored funds represent investments in open-end funds, closed-end funds and ETFs for which the Company acts as the investment manager. The fair value of open-end funds is determined based on their published net asset values and are categorized as Level 1. The fair value of closed-end funds and ETFs is determined based on the official closing price on the exchange on which they are traded and are categorized as Level 1.

Equity securities represent securities traded on active markets, are valued at the official closing price (typically the last sale or bid) on the exchange on which the securities are primarily traded and are categorized as Level 1.

Nonqualified retirement plan assets represent mutual funds within the Company's nonqualified retirement plan whose fair value is determined based on their published net asset value and are categorized as Level 1.

Contingent consideration represents liabilities associated with the Company's business combinations with NFJ Investment Group ("NFJ") and Westchester Capital Management ("WCM"). The continent consideration related to the WCM transaction as of December 31, 2023 was $11.1 million and represents the fair value of future potential earn-out payments based on pre-established performance metrics related to revenue growth rates. The estimated fair value of the WCM liability is measured using an options pricing model valuation technique utilizing unobservable market data inputs prepared with the assistance of an independent valuation firm. The most significant unobservable inputs used relate to the aforementioned revenue growth rates, discount rate (range of 6%-7%) and the market price of risk adjustment (9%). The NFJ contingent consideration liability as of December 31, 2023 was $45.1 million and represents the fair value of the projected future revenue participation payments. The NFJ revenue participation payments consist of variable payments based on a percentage of the investment management fees earned on certain NFJ managed open-end, closed-end and retail separate account assets. The estimated fair value of the NFJ liability is measured using an options pricing model valuation technique utilizing unobservable market data inputs prepared with the assistance of an independent valuation firm. The most significant unobservable inputs used

relate to the revenue growth rates, discount rates (range of 6% - 7%) and the market price of risk adjustment (7%). These liabilities are categorized as Level 3.

The following table presents a reconciliation of beginning and ending balances of the Company's contingent consideration liabilities:

(in thousands)	2023		2022	
Contingent consideration, beginning of year	$	78,100	$	88,400
Additions for acquisitions		—		1,200
Reduction for payments made		(16,390)		(19,520)
Increase (reduction) of liability related to re-measurement of fair value		(5,510)		8,020
Contingent consideration, end of year	$	56,200	$	78,100

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

8. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net were as follows:

	December 31,			
(in thousands)	2023		2022	
Leasehold improvements	$	26,710	$	22,657
Furniture and office equipment		15,459		12,389
Computer equipment and software		6,671		5,764
Subtotal		48,840		40,810
Accumulated depreciation and amortization		(22,624)		(21,687)
Furniture, equipment and leasehold improvements, net	$	26,216	$	19,123

9. Leases

All of the Company's leases qualify as operating leases and consist primarily of leases for office facilities, which have remaining initial lease terms ranging from 0.7 to 9.8 years and a weighted average remaining lease term of 5.7 years. The Company has options to renew certain of its leases for periods ranging from 3.0 to 10.0 years, depending on the lease. None of the Company's renewal options were considered reasonably assured of being exercised and, therefore, were excluded from the initial lease term used to determine the Company's right-of-use asset and lease liability. The Company's right-of-use asset, recorded in other assets, and lease liability, recorded in other liabilities on the Consolidated Balance Sheets, at December 31, 2023 were $63.2 million and $78.1 million, respectively. The weighted average discount rate used to measure the Company's lease liability was 3.7% at December 31, 2023.

Lease expense totaled $14.7 million, $14.0 million and $5.6 million for fiscal years 2023, 2022 and 2021, respectively. Cash payments relating to operating leases during 2023 were $16.4 million.

Lease liability maturities as of December 31, 2023 were as follows:

Fiscal Year	Amount (in thousands)
2024	$ 17,168
2025	16,758
2026	14,909
2027	14,216
2028	12,033
Thereafter	12,984
Total lease payments	88,068
Less: Imputed interest	9,926
Present value of lease liabilities	$ 78,142

10. Income Taxes

The components of the provision for income taxes were as follows:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Current			
Federal	$ 33,523	$ 40,113	$ 75,525
State	10,171	19,107	24,974
Total current tax expense (benefit)	43,694	59,220	100,499
Deferred			
Federal	789	(1,506)	(6,241)
State	605	(454)	(3,423)
Total deferred tax expense (benefit)	1,394	(1,960)	(9,664)
Total expense (benefit) for income taxes	$ 45,088	$ 57,260	$ 90,835

The following presents a reconciliation of the provision (benefit) for income taxes computed at the federal statutory rate to the provision (benefit) for income taxes recognized on the Consolidated Statements of Operations for the years indicated:

	Years Ended December 31,					
(in thousands)	2023		2022		2021	
Tax at statutory rate	$ 39,178	21 %	$ 34,416	21 %	$ 74,271	21 %
State taxes, net of federal benefit	9,240	5 %	14,736	9 %	17,283	5 %
Excess tax benefits related to share-based compensation	(1,767)	(1)%	(2,792)	(1)%	(4,095)	(1)%
Nondeductible compensation	2,106	1 %	2,356	1 %	3,461	1 %
Effect of net (income) loss attributable to noncontrolling interests	(2,299)	(1)%	(1,435)	(1)%	(2,637)	(1)%
Change in valuation allowance	(1,547)	(1)%	9,596	6 %	1,941	1 %
Other, net	177	— %	383	— %	611	— %
Income tax expense (benefit)	$ 45,088	24 %	$ 57,260	35 %	$ 90,835	26 %

The provision for income taxes reflects U.S. federal, state and local taxes at an effective tax rate of 24%, 35% and 26% for the years ended December 31, 2023, 2022 and 2021, respectively. The Company's tax position for the years ended December 31, 2023, 2022 and 2021 was impacted by changes in the valuation allowance related to the unrealized and realized gains and losses on the Company's investments.

Deferred taxes resulted from temporary differences between the amounts reported on the consolidated financial statements and the tax basis of assets and liabilities. The tax effects of temporary differences were as follows:

	December 31,	
(in thousands)	2023	2022
Deferred tax assets:		
Intangible assets	$ 19,206	$ 17,773
Net operating losses	10,754	11,881
Compensation accruals	19,614	16,813
Lease liability	19,009	10,026
Investments	11,643	18,283
Capital losses	6,139	2,197
Other	2,188	94
Gross deferred tax assets	88,553	77,067
Valuation allowance	(16,539)	(19,480)
Gross deferred tax assets after valuation allowance	72,014	57,587
Deferred tax liabilities:		
Intangible assets	(26,746)	(24,163)
Right of use asset	(15,677)	(7,672)
Fixed assets	(4,197)	(1,869)
Other investments	(370)	(712)
Gross deferred tax liabilities	(46,990)	(34,416)
Deferred tax assets, net	$ 25,024	$ 23,171

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of its deferred tax assets. The Company maintained a valuation allowance in the amount of $16.5 million and $19.5 million at December 31, 2023 and 2022, respectively, relating to deferred tax assets on items of a capital nature as well as certain state deferred tax assets.

As of December 31, 2023, the Company had net operating loss carry-forwards for federal income tax purposes represented by a $6.1 million deferred tax asset. The related federal net operating loss carry-forwards are scheduled to begin to expire in the year 2031. As of December 31, 2023, the Company had state net operating loss carry-forwards, varying by subsidiary and jurisdiction, represented by a $4.6 million deferred tax asset. Certain state net operating loss carry-forwards are scheduled to begin to expire in 2024.

Internal Revenue Code Section 382 ("Section 382") limits tax deductions for net operating losses, capital losses and net unrealized built-in losses after there is a substantial change in ownership in a corporation's stock involving a 50-percentage point increase in ownership by 5% or larger stockholders. At December 31, 2023, the Company had pre-change losses represented by deferred tax assets totaling $7.0 million that are subject to Section 382 limits. The utilization of these assets is subject to an annual limitation of $1.1 million.

Activity in unrecognized tax benefits were as follows:

(in thousands)	Years Ended December 31,		
	2023	2022	2021
Balance, beginning of year	$ 856	$ 1,235	$ 1,021
Decrease related to tax positions taken in prior years	(214)	(593)	—
Increase related to positions taken in the current year	214	214	214
Balance, end of year	$ 856	$ 856	$ 1,235

If recognized, $0.7 million of the $0.9 million gross unrecognized tax benefit balance at December 31, 2023 would favorably impact the Company's effective income tax rate. The Company does not expect any significant changes to its liability for unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties related to income tax matters within income tax expense. The Company recorded no interest or penalties related to unrecognized tax benefits at December 31, 2023, 2022 and 2021.

The earliest federal tax year that remains open for examination is 2020. The earliest open years in the Company's major state tax jurisdictions are 2010 for Connecticut and 2020 for all of the Company's remaining state tax jurisdictions.

11. Debt

Credit Agreement

The Company's credit agreement (the "Credit Agreement"), most recently amended on June 20, 2023 to change the base interest rate from LIBOR to SOFR, comprises (i) a $275.0 million term loan with a seven-year term (the "Term Loan") expiring in September 2028, and (ii) a $175.0 million revolving credit facility with a five-year term expiring in September 2026. On April 3, 2023, the Company borrowed $50.0 million under the revolving credit facility to partially finance its acquisition of AlphaSimplex (see Note 4 for further information) and repaid the entire $50.0 million prior to December 31, 2023. In addition, the Company repaid $2.8 million outstanding under the Term Loan in 2023 and had $258.8 million outstanding at December 31, 2023 under the Term Loan. In accordance with ASC 835, *Interest*, the amounts outstanding under the Company's Term Loan are presented on the Consolidated Balance Sheet net of related debt issuance costs, which were $5.4 million as of December 31, 2023.

Amounts outstanding under the Credit Agreement bear interest at an annual rate equal to, at the option of the Company, either SOFR (adjusted for reserves) for interest periods of one, three or six months (or, solely in the case of the revolving credit facility, if agreed to by each relevant Lender, 12 months) or an alternate base rate, in either case plus an applicable margin. The applicable margins are 2.25%, in the case of SOFR-based loans, and 1.25%, in the case of alternate base rate loans. Interest is payable quarterly in arrears with respect to alternate base rate loans and on the last day of each interest period with respect to SOFR-based loans (but, in the case of any SOFR-based loan with an interest period of more than three months, at three-month intervals). The Credit Agreement contains SOFR and other subsequent benchmark successor provisions.

The terms of the Credit Agreement require the Company to pay a quarterly commitment fee on the average unused amount of the revolving credit facility. The fee is initially set at 0.50% and following the first delivery of certain financial reports, will range from 0.375% to 0.50%, based on the secured net leverage ratio of the Company as of the last day of the preceding fiscal quarter, as reflected in such financial reports.

The Term Loan amortizes at the rate of 1.00% per annum payable in equal quarterly installments on the last day of each calendar quarter, commencing on December 31, 2021. In addition, the Credit Agreement requires that the Term Loan be mandatorily prepaid with (i) 50% of the Company's excess cash flow on an annual basis, stepping down to 25% if the Company's secured net leverage ratio declines to 2:1 or below and stepping down to 0% if the Company's secured net leverage ratio declines below 1.5:1; (ii) 50% of the net proceeds of certain asset sales, casualty or condemnation events, subject to customary reinvestment rights; and (iii) 100% of the proceeds of any indebtedness incurred to refinance the term loans or other refinancing indebtedness as well as indebtedness incurred other than indebtedness permitted to be incurred by the Credit Agreement. At any time, upon timely notice, the Company may terminate the Credit Agreement in full, reduce the commitment under the facility in minimum specified increments or prepay loans in whole or in part, subject to the payment of breakage fees with respect to SOFR-based loans and, in the case of any term loans that are prepaid in connection with a "repricing transaction" occurring within the six-month period following the closing date of the Credit Agreement, a 1.00% premium.

The Credit Agreement contains customary affirmative and negative covenants, including covenants that affect, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, merge or dissolve, make investments, dispose of assets, engage in sale and leaseback transactions, make distributions and dividends and prepayments of junior indebtedness, engage in transactions with affiliates, enter into restrictive agreements, amend documentation governing junior indebtedness, modify its fiscal year and modify its organizational documents, subject to customary exceptions, thresholds, qualifications and "baskets." In addition, the Credit Agreement contains a financial performance covenant that is only applicable when greater than 35% of the revolving credit facility is outstanding, requiring a maximum leverage ratio, as of the last day of each of the four fiscal quarter periods, of no greater than the levels set forth in the Credit Agreement.

Future minimum Term Loan payments (exclusive of any mandatory excess cash flow repayments) as of December 31, 2023 were as follows:

Fiscal Year		Amount *(in thousands)*
2024	$	2,750
2025		2,750
2026		2,750
2027		2,750
2028		247,813
	$	258,813

12. Commitments and Contingencies

Legal Matters

The Company is involved from time to time in litigation and arbitration, as well as examinations, inquiries and investigations by various regulatory bodies, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities.

The Company records a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Based on information currently available, available insurance coverage, indemnities and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually

or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its consolidated financial condition. However, in the event of unexpected subsequent developments, and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any legal matter will reflect the ultimate outcome, and an adverse outcome in certain matters could have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

13. Equity Transactions

Dividends

During the first and second quarters of the year ended December 31, 2023, the Board of Directors declared quarterly cash dividends on the Company's common stock of $1.65 each. During the third and fourth quarters of the year ended December 31, 2023, the Board of Directors declared quarterly cash dividends on the Company's common stock of $1.90 each. Total dividends declared on the Company's common stock were $53.5 million for the year ended December 31, 2023.

At December 31, 2023, $17.3 million was included as dividends payable in liabilities on the Consolidated Balance Sheet representing the fourth quarter dividends to be paid on February 15, 2024 for common stock shareholders of record as of January 31, 2024.

Common Stock Repurchases

During the year ended December 31, 2023, the Company repurchased 223,807 common shares at a weighted average price of $200.73 per share, for a total cost, including fees and expenses, of $45.2 million under its share repurchase program. As of December 31, 2023, 604,545 shares remain available for repurchase. Under the terms of the program, the Company may repurchase shares of its common stock from time to time at its discretion through open market repurchases, privately negotiated transactions and/or other mechanisms, depending on price and prevailing market and business conditions. The program, which has no specified term, may be suspended or terminated at any time.

14. Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) were as follows:

	Years Ended December 31,	
(in thousands)	**2023**	**2022**
Balance at beginning of period	$ (358)	$ 20
Net current-period other comprehensive income (loss) (1)	271	(378)
Balance at end of period	$ (87)	$ (358)

(1) Consists of foreign currency translation adjustments, net of tax of $(96) and $135 for the years ended December 31, 2023 and 2022, respectively.

15. Retirement Savings Plan

The Company sponsors a defined contribution 401(k) retirement plan (the "401(k) Plan") covering all employees who meet certain age and service requirements. Employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. The Company matches employees' contributions at a rate of 100% of employees' contributions up to the first 5.0% of the employees' compensation contributed to the 401(k) Plan. The Company's matching contributions were $8.3 million, $7.4 million and $5.9 million in 2023, 2022 and 2021, respectively.

16. Stock-Based Compensation

Equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of common stock, may be granted to officers, employees and directors of the Company pursuant to the Company's Omnibus Incentive and Equity Plan (the "Omnibus Plan"). At December 31, 2023, 478,216 shares of common stock remain available for issuance of the 3,370,000 shares that are authorized for issuance under the Omnibus Plan.

Stock-based compensation expense is summarized as follows:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Stock-based compensation expense	$ 26,825	$ 24,042	$ 26,225

Restricted Stock Units

Each RSU entitles the holder to one share of common stock when the restriction expires. RSUs may be time-vested or performance-contingent PSUs that convert into RSUs after performance measurement is complete and generally vest in one to three years. Shares that are issued upon vesting are newly issued shares from the Omnibus Plan and are not issued from treasury stock.

RSU activity, inclusive of PSUs, for the year ended December 31, 2023 is summarized as follows:

	Number of shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	377,087	$ 178.21
Granted	210,420	$ 160.74
Forfeited	(38,060)	$ 150.13
Settled	(204,730)	$ 121.26
Outstanding at December 31, 2023	344,717	$ 204.48

The grant-date intrinsic value of RSUs granted during the year ended December 31, 2023 was $33.8 million.

	Years Ended December 31,		
(in millions, except per share values)	**2023**	**2022**	**2021**
Weighted-average grant-date fair value per share	$ 160.74	$ 194.46	$ 268.65
Fair value of RSUs vested	$ 24.8	$ 23.8	$ 22.8

For the years ended December 31, 2023, 2022 and 2021, a total of 79,516, 79,471 and 73,069 RSUs, respectively, were withheld by the Company as a result of net share settlements to settle minimum employee tax withholding obligations and for which the Company paid $13.8 million, $16.8 million and $19.5 million, respectively, in minimum employee tax withholding obligations. These net share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued as a result of the vesting.

During the years ended December 31, 2023 and 2022, the Company granted 44,583 and 30,516 PSUs, respectively, that contain performance-based metrics in addition to a service condition. Compensation expense for PSUs is generally recognized over a three-year service period based upon the value determined using a combination of (i) the intrinsic value method, for awards that contain a performance metric that represents a "performance condition" in accordance with ASC 718, *Stock Compensation* ("ASC 718") and (ii)

the Monte Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards that contain a market condition is fixed at the date of grant and will not be adjusted in future periods based upon the achievement of the market condition. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period.

As of December 31, 2023 and 2022, unamortized stock-based compensation expense for unvested RSUs and PSUs was $30.3 million and $27.7 million, respectively, with a weighted average remaining contractual life of 1.1 years and 1.0 years, respectively. The Company did not capitalize any stock-based compensation expenses during the years ended December 31, 2023, 2022 and 2021.

Employee Stock Purchase Plan

The Company offers an employee stock purchase plan that allows employees to purchase shares of common stock on the open market at market price through after-tax payroll deductions. The initial transaction fees are paid for by the Company and shares of common stock are purchased on a quarterly basis. The Company does not reserve shares for this plan or discount the purchase price of the shares.

17. Earnings (Loss) Per Share

The computation of basic and diluted EPS is as follows:

	Years Ended December 31,		
(in thousands, except per share amounts)	2023	2022	2021
Net Income (Loss)	$ 141,476	$ 106,628	$ 262,835
Noncontrolling interests	(10,855)	10,913	(54,704)
Net Income (Loss) Attributable to Virtus Investment Partners, Inc.	$ 130,621	$ 117,541	$ 208,131
Shares (in thousands):			
Basic: Weighted-average number of shares outstanding	7,249	7,391	7,672
Plus: Incremental shares from assumed conversion of dilutive instruments	126	191	331
Diluted: Weighted-average number of shares outstanding	7,375	7,582	8,003
Earnings (Loss) per Share—Basic	$ 18.02	$ 15.90	$ 27.13
Earnings (Loss) per Share—Diluted	$ 17.71	$ 15.50	$ 26.01

The following table details the securities that have been excluded from the above computation of weighted-average number of shares for diluted EPS, because the effect would be anti-dilutive.

	Years Ended Years Ended December 31,		
(in thousands)	2023	2022	2021
Restricted stock units and stock options	2	33	3
Total anti-dilutive securities	2	33	3

18. Concentration of Credit Risk

No Company clients or sponsored funds provided 10 percent or more of the Company's investment management, administration and shareholder service fee revenues in the preceding three years.

19. Redeemable Noncontrolling Interests

Redeemable noncontrolling interests for the year ended December 31, 2023 included the following amounts:

(in thousands)	CIP	Affiliate Noncontrolling Interests	Total
Balance at December 31, 2022	$ 18,268	$ 95,450	$ 113,718
Net income (loss) attributable to noncontrolling interests	2,805	6,298	9,103
Changes in redemption value (1)	—	1,682	1,682
Total net income (loss) attributable to noncontrolling interests	2,805	7,980	10,785
Affiliate equity sales (purchases)	—	(20,784)	(20,784)
Net subscriptions (redemptions) and other	9,570	(8,420)	1,150
Balance at December 31, 2023	$ 30,643	$ 74,226	$ 104,869

(1) Relates to noncontrolling interests redeemable at other than fair value.

20. Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and investment products that are consolidated. A VOE is consolidated when the Company is considered to have a controlling financial interest, which is typically present when the Company owns a majority of the voting interest in an entity or otherwise has the power to govern the financial and operating policies of the entity.

The Company evaluates any VIE in which the Company has a variable interest for consolidation. A VIE is an entity in which either (i) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support, or (ii) where as a group, the holders of the equity investment at risk do not possess any one of the following: (a) the power through voting or similar rights to direct the activities that most significantly impact the entity's economic performance, (b) the obligation to absorb expected losses or the right to receive expected residual returns of the entity, or (c) proportionate voting and economic interests and where substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights. If an entity has any of these characteristics, it is considered a VIE and is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that has both the power to direct the activities that most significantly impact the VIE's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

In the normal course of its business, the Company sponsors various investment products, some of which are consolidated by the Company. CIP includes both VOEs, made up primarily of U.S. retail funds and ETFs in which the Company holds a controlling financial interest, and VIEs, which consist of collateralized loan obligations ("CLO") and certain global and private funds ("GF") of which the Company is considered the primary beneficiary. The consolidation and deconsolidation of these investment products have no impact on the Company's net income (loss). The Company's risk with respect to these investment products is limited to its beneficial interests in these products. The Company has no right to the benefits from, and does not bear the risks associated with, these investment products beyond the Company's investments in, and fees generated from, these products.

The following table presents the balances of CIP that, after intercompany eliminations, were reflected

on the Consolidated Balance Sheets as of December 31, 2023 and 2022:

	As of December 31,					
	2023			**2022**		
	VOEs	**VIEs**		**VOEs**	**VIEs**	
(in thousands)		**CLOs**	**GFs**		**CLOs**	**GFs**
Cash and cash equivalents	$ 1,223	$ 98,101	$ 2,088	$ 1,153	$ 249,003	$ 789
Investments	30,985	1,972,342	79,386	24,669	2,106,764	58,680
Other assets	174	41,985	1,076	295	43,993	1,157
Notes payable	—	(1,922,243)	—	—	(2,083,314)	—
Securities purchased payable and other liabilities	(740)	(89,167)	(616)	(573)	(230,141)	(183)
Noncontrolling interests	(7,316)	(4,363)	(23,327)	(7,879)	(5,917)	(10,389)
Net interests in CIP	$ 24,326	$ 96,655	$ 58,607	$ 17,665	$ 80,388	$ 50,054

Consolidated CLOs

The majority of the Company's CIP that are VIEs are CLOs. The financial information of certain CLOs is included on the Company's consolidated financial statements on a one-month lag based upon the availability of their financial information. A majority-owned consolidated private fund, whose primary purpose is to invest in CLOs for which the Company serves as the collateral manager, is also included. At December 31, 2023, the Company consolidated eight CLOs.

Investments of CLOs

The CLOs held investments of $2.0 billion at December 31, 2023, consisting of bank loan investments that comprise the majority of the CLOs' portfolio asset collateral and are senior secured corporate loans across a variety of industries. These bank loan investments mature at various dates between 2024 and 2032 and generally pay interest at SOFR plus a spread. The CLOs have a reinvestment period where any prepayments received on bank loan investments may be reinvested. Generally, subsequent prepayments received after the reinvestment period must be used to pay down the note payable obligations. The reinvestment periods end between October 2021 and September 2028, depending on the CLO. At December 31, 2023, the fair value of the senior bank loans was less than the unpaid principal (par) balance by $104.4 million. At December 31, 2023, there were no material collateral assets in default.

Notes Payable of CLOs

The CLOs held notes payable with a total value, at par, of $2.1 billion at December 31, 2023, consisting of senior secured floating rate notes payable with a par value of $1.9 billion and subordinated notes with a par value of $215.1 million. These note obligations bear interest at variable rates based on SOFR plus a pre-defined spread ranging from 0.8% to 9.1%. The principal amounts outstanding of these note obligations mature on dates ranging from October 2029 to September 2036.

The Company's beneficial interests and maximum exposure to loss related to these consolidated CLOs is limited to (i) ownership in the subordinated notes and (ii) accrued management fees. The secured notes of the consolidated CLOs have contractual recourse only to the related assets of the CLO and are classified as financial liabilities. Although these beneficial interests are eliminated upon consolidation, the application of the measurement alternative prescribed by ASU 2014-13, *Consolidation (Topic 810)* ("ASU 2014-13"), results in the net assets of the consolidated CLOs shown above to be equivalent to the beneficial interests retained by the Company at December 31, 2023, as shown in the table below:

	(in thousands)
Subordinated notes	$ 95,490
Accrued investment management fees	1,165
Total Beneficial Interests	$ 96,655

The following table represents income and expenses of the consolidated CLOs included on the Company's Consolidated Statements of Operations for the period indicated:

	Year Ended December 31, 2023 *(in thousands)*
Income:	
Realized and unrealized gain (loss), net	$ (9,083)
Interest income	191,755
Total Income	$ 182,672
Expenses:	
Other operating expenses	$ 3,704
Interest expense	155,335
Total Expense	159,039
Noncontrolling interests	(70)
Net Income (loss) attributable to CLOs	$ 23,563

The following table represents the Company's own economic interests in the consolidated CLOs, which are eliminated upon consolidation:

	Year Ended December 31, 2023 *(in thousands)*
Distributions received and unrealized gains (losses) on the subordinated notes held by the Company	$ 14,831
Investment management fees	8,732
Total Economic Interests	$ 23,563

Fair Value Measurements of CIP

The assets and liabilities of CIP measured at fair value on a recurring basis as of December 31, 2023 and 2022 by fair value hierarchy level were as follows:

As of December 31, 2023

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 98,101	$ —	$ —	$ 98,101
Debt investments	241	2,012,760	36,616	2,049,617
Equity investments	32,642	8	446	33,096
Total assets measured at fair value	$ 130,984	$ 2,012,768	$ 37,062	$ 2,180,814
Liabilities				
Notes payable	$ —	$ 1,922,243	$ —	$ 1,922,243
Short sales	518	—	—	518
Total liabilities measured at fair value	$ 518	$ 1,922,243	$ —	$ 1,922,761

As of December 31, 2022

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 249,003	$ —	$ —	$ 249,003
Debt investments	243	2,119,082	42,246	2,161,571
Equity investments	25,003	2,204	1,335	28,542
Total assets measured at fair value	$ 274,249	$ 2,121,286	$ 43,581	$ 2,439,116
Liabilities				
Notes payable	$ —	$ 2,083,314	$ —	$ 2,083,314
Short sales	414	—	—	414
Total liabilities measured at fair value	$ 414	$ 2,083,314	$ —	$ 2,083,728

The following is a discussion of the valuation methodologies used for the assets and liabilities of the Company's CIP measured at fair value.

Level 1 assets represent cash investments in money market funds and debt and equity investments that are valued using published net asset values or the official closing price on the exchange on which the securities are traded.

Level 2 assets represent most debt securities (including bank loans) and certain equity securities (including non-U.S. securities), for which closing prices are not readily available or are deemed to not reflect readily available market prices, and are valued using an independent pricing service. Debt investments, other than bank loans, are valued based on quotations received from independent pricing services or from dealers who make markets in such securities. Bank loan investments, which are included as debt investments, are generally priced at the average mid-point of bid and ask quotations obtained from a third-party pricing service. Fair value may also be based upon valuations obtained from independent third-party brokers or dealers utilizing matrix pricing models that consider information regarding securities with similar characteristics.

Level 3 assets include debt and equity securities that are not widely traded, are illiquid or are priced by dealers based on pricing models used by market makers in the security. These securities are valued using unadjusted prices from an independent pricing service.

Level 1 liabilities consist of short sales transactions in which a security is sold that is not owned or is owned but there is no intention to deliver, in anticipation that the price of the security will decline. Short sales are recorded on the Condensed Consolidated Balance Sheets within other liabilities of CIP and are classified as Level 1 based on the underlying equity security.

Level 2 liabilities consists of notes payables issued by CLOs and are measured using the measurement alternative in ASU 2014-13. Accordingly, the fair value of CLO liabilities was measured as the fair value of CLO assets less the sum of (i) the fair value of the beneficial interests held by the Company, and (ii) the carrying value of any beneficial interests that represent compensation for services. The fair value of the beneficial interests held by the Company is based on third-party pricing information without adjustment.

The securities purchased payable at December 31, 2023 and 2022 approximated fair value due to the short-term nature of the instruments.

The following table is a reconciliation of assets of CIP for Level 3 investments for which significant unobservable inputs were used to determine fair value.

	Year Ended December 31,	
(in thousands)	2023	2022
Level 3 Investments of CIP (1)		
Balance at beginning of period	$ 43,581	$ 3,157
Purchases	6,213	4,118
Sales	(21,784)	(18,076)
Amortization	327	107
Change in unrealized gains (losses), net	8,768	(958)
Realized gains (loss), net	(9,886)	(585)
Transfers to Level 2	(120,536)	(87,458)
Transfers from Level 2	130,379	143,276
Balance at end of period	$ 37,062	$ 43,581

(1) The investments that are categorized as Level 3 were valued utilizing third-party pricing information without adjustment. Transfers in and/or out of levels are reflected when significant inputs, including market inputs or performance attributes, used for the fair value measurement become observable/unobservable at period end.

Nonconsolidated VIEs

The Company serves as the collateral manager for other CLOs that are not consolidated. The assets and liabilities of these CLOs reside in bankruptcy remote, special purpose entities in which the Company has no ownership of, nor holds any notes issued by, the CLOs, and provides neither recourse nor guarantees. The Company has determined that the investment management fees it receives for serving as collateral manager for these CLOs did not represent a variable interest as (i) the fees the Company earns are compensation for services provided and are commensurate with the level of effort required to provide the investment management services, (ii) the Company does not hold other interests in the CLOs that individually, or in the aggregate, would absorb more than an insignificant amount of the CLOs' expected losses or receive more than an insignificant amount of the CLOs' expected residual return, and (iii) the investment management arrangement only includes terms, conditions and amounts that are customarily present in arrangements for similar services negotiated at arm's length.

The Company has interests in certain other VIEs that the Company does not consolidate as it is not the primary beneficiary since its interest in these entities does not provide the Company with the power to direct the activities that most significantly impact the entities' economic performance. At December 31, 2023, the carrying value and maximum risk of loss related to the Company's interest in these VIEs was $25.7 million.

21. Subsequent Events

Dividends Declared

On February 21, 2024, the Company declared a quarterly cash dividend of $1.90 per common share to be paid on May 15, 2024 to shareholders of record at the close of business on April 30, 2024.

Exhibit 31.1

CERTIFICATION UNDER SECTION 302

I, George R. Aylward, certify that:

1. I have reviewed this Annual Report on Form 10-K of Virtus Investment Partners, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024

/s/   GEORGE R. AYLWARD

George R. Aylward
President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION UNDER SECTION 302

I, Michael A. Angerthal, certify that:

1. I have reviewed this Annual Report on Form 10-K of Virtus Investment Partners, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024

/S/   MICHAEL A. ANGERTHAL
_____
Michael A. Angerthal

Executive Vice President, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATIONS OF CEO AND CFO PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of Virtus Investment Partners, Inc. (the "Company") for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2024

/s/   GEORGE R. AYLWARD
_____

George R. Aylward
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/   MICHAEL A. ANGERTHAL
_____

Michael A. Angerthal
Executive Vice President, Chief Financial Officer
**(Principal Financial Officer and
Principal Accounting Officer)**

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Non-GAAP Information and Reconciliations
(Dollars in thousands except per share data)

The following are reconciliations and related notes of the most comparable U.S. GAAP measure to each non-GAAP measure.

Non-GAAP financial information differs from financial information determined in accordance with U.S. GAAP as a result of the reclassification of certain income statement items, as well as the exclusion of certain expenses and other items that are not reflective of the earnings generated from providing investment management and related services. Non-GAAP financial information has material limitations and should not be viewed in isolation or as a substitute for U.S. GAAP measures.

Reconciliation of Total Revenues, GAAP to Total Revenues, as Adjusted:

	Twelve Months Ended		
	12/31/2023	12/31/2022	12/31/2021
Total revenues, GAAP	$845,268	$886,379	$979,234
Consolidated investment products revenues (1)	9,824	9,162	9,685
Distribution and other asset-based fees (2)	(96,802)	(112,612)	(141,039)
Total revenues, as adjusted	$758,290	$ 782,929	$ 847,880

Reconciliation of Total Operating Expenses, GAAP to Operating Expenses, as Adjusted:

	Twelve Months Ended		
	12/31/2023	12/31/2022	12/31/2021
Total operating expenses, GAAP	$ 693,784	$ 688,919	$ 653,746
Consolidated investment products expenses (1)	(4,224)	(4,408)	(3,562)
Distribution and other asset-based expenses (3)	(96,802)	(112,612)	(141,039)
Amortization of intangible assets (4)	(61,027)	(58,504)	(44,481)
Restructuring expense (5)	(824)	(4,015)	—
Deferred compensation and related investments (6)	(1,966)	—	—
Acquisition and integration expenses (7)	(10,193)	(16,603)	(22,039)
Other (8)	(210)	1,001	(2,578)
Total operating expenses, as adjusted	$ 518,538	$ 493,778	$ 440,047

Reconciliation of Operating Income, GAAP to Operating Income, as Adjusted:

	Twelve Months Ended		
	12/31/2023	12/31/2022	12/31/2021
Operating income, GAAP	$ 151,484	$197,460	$325,488
Consolidated investment products operating income (1)	14,048	13,570	13,247
Amortization of intangible assets (4)	61,027	58,504	44,481
Restructuring expense (5)	824	4,015	—
Deferred compensation and related investments (6)	1,966	—	—
Acquisition and integration expenses, net of tax (7)	10,193	16,603	22,039
Other (8)	210	(1,001)	2,578
Operating income, as adjusted	$239,752	$ 289,151	$407,833
Operating margin, GAAP	17.9%	22.3%	33.2%
Operating margin, as adjusted	31.6%	36.9%	48.1%

Reconciliation of Net Income Attributable to Common Stockholders, GAAP to Net Income Attributable to Common Stockholders, as Adjusted:

	Twelve Months Ended		
	12/31/2023	12/31/2022	12/31/2021
Net income attributable to Virtus Investment Partners, Inc., GAAP	$130,621	$ 117,541	$ 208,131
Amortization of intangible assets, net of tax (4)	41,829	39,764	29,660
Restructuring expense, net of tax (4)	599	2,933	—
Seed capital and CLO investments, net of tax (5)	(16,842)	39,662	(8,096)
Deferred compensation and related investments (6)	(1,097)	—	—
Acquisition and integration expenses, net of tax (7)	7,401	12,089	16,126
Other, net of tax (8)	(744)	(16,827)	41,103
Net income attributable to Virtus Investment Partners, Inc., as adjusted	$161,767	$195,162	$286,924
Weighted Average Shares Outstanding—Diluted	7,375	7,582	8,003
Weighted Average Shares Outstanding—Diluted, as adjusted[A]	7,375	7,582	8,003
Earnings Per Share—Diluted, GAAP	$ 17.71	$ 15.50	$ 26.01
Earnings Per Share—Diluted, as adjusted	$ 21.93	$ 25.74	$ 35.85

[A]   Reflects dilutive impact to shares in all periods; differs from GAAP basis in periods of a GAAP earnings loss, if any

Notes to Reconciliations:

Reclassifications:

1. Consolidated investment products - Revenues and expenses generated by operating activities of mutual funds and CLOs that are consolidated in the financial statements. Management believes that excluding these operating activities to reflect net revenues and expenses of the company prior to the consolidation of these products is consistent with the approach of reflecting its operating results from managing third-party client assets.

Other Adjustments:

Revenue Related

2. Investment management/Distribution and service fees -Each of these revenue line items is reduced to exclude fees passed through to third-party client intermediaries who own the retail client relationship and are responsible for distributing company sponsored investment products and servicing the client.

The amount of fees fluctuates each period, based on a predetermined percentage of the value of assets under management, and varies based on the type of investment product. The specific adjustments are as follows:

Investment management fees - Based on specific agreements, the portion of investment management fees passed-through to third-party intermediaries for services to investors in sponsored investment products.

Distribution and service fees - Based on distinct arrangements, fees collected by the company then passed-through to third-party client intermediaries for services to investors in sponsored investment products. The adjustment represents all of the company's distribution and service fees that are recorded as a separate line item on the condensed consolidated statements of operations.

Management believes that making these adjustments aids in comparing the company's operating results with other asset management firms that do not utilize third-party client intermediaries.

Expense Related

3. Distribution and other asset-based expenses - Primarily payments to third-party client intermediaries for providing services to investors in sponsored investment products. Management believes that making this adjustment aids in comparing the company's operating results with other asset management firms that do not utilize third-party client intermediaries.

4. Amortization of intangible assets - Non-cash amortization expense or impairment expense, if any, attributable to acquisition-related intangible assets, including any portion that is allocated to noncontrolling interests. Management believes that making this adjustment aids in comparing the company's operating results with other asset management firms that have not engaged in acquisitions.

5. Restructuring expense - Certain non-recurring expenses associated with restructuring the business, including lease abandonment-related expenses and severance costs associated with staff reductions that are not reflective of ongoing earnings generation of the business. Management believes that making this adjustment aids in comparing the company's operating results with prior periods.

6. Deferred compensation and related investments - Compensation expense, gains and losses (realized and unrealized), and interest and dividend income related to market performance of deferred compensation and related balance sheet investments. Market performance of deferred compensation plans and related investments can vary significantly from period to period. Management believes that making this adjustment aids in comparing the Company's operating results with prior periods.

7. Acquisition and integration expenses - Expenses that are directly related to acquisition and integration activities. Acquisition expenses include certain transaction related employment expenses, transaction closing costs, change in fair value of contingent consideration, certain professional fees, and financing fees. Integration expenses include costs incurred that are directly attributable to combining businesses, including compensation, restructuring and severance charges, professional fees, consulting fees, and other expenses. Management believes that making these adjustments aids in comparing the company's operating results with other asset management firms that have not engaged in acquisitions.

Components of Acquisition and Integration Expenses for the respective periods are shown below:

	Twelve Months Ended		
	12/31/2023	12/31/2022	12/31/2021
Acquisition and Integration Expenses			
Employment expenses	$12,585	$ 4,542	$ 1,065
Other operating expenses	3,118	4,041	8,574
Change in fair value of contingent consideration	(5,510)	8,020	12,400
Total Acquisition and Integration Expenses	$10,193	$16,603	$22,039

8. Other - Certain expenses that are not reflective of the ongoing earnings generation of the business. Employment expenses and noncontrolling interests are adjusted for fair value measurements of affiliate minority interests. Other operating expenses are adjusted for non-capitalized debt issuance costs. Interest expense is adjusted to remove gains on early extinguishment of debt and the write-off of previously capitalized costs associated with the modification of debt. Income tax expense (benefit) items are adjusted for uncertain tax positions, changes in tax law, valuation allowances, and other unusual or infrequent items not related to current operating results to reflect a normalized effective rate. Management believes that making these adjustments aids in comparing the company's operating results with prior periods.

    Components of Other for the respective periods are shown below:

	Twelve Months Ended		
	12/31/2023	12/31/2022	12/31/2021
Other			
Non-capitalized debt issuance costs	$ —	$ —	$ 813
Employment expense fair value adjustments	210	(1,001)	1,765
(Gain)/loss on extinguishment of debt	—	—	180
Tax impact of adjustments	(53)	272	(733)
Other discrete tax adjustments	(2,585)	92	(4,116)
Affiliate minority interest fair value adjustments	1,684	(16,190)	43,194
Total Other	$ (744)	$(16,827)	$ 41,103

Seed Capital and CLO Related

9. Seed capital and CLO investments (gains) losses - Gains and losses (realized and unrealized) of seed capital and CLO investments. Gains and losses (realized and unrealized) generated by investments in seed capital and CLO investments can vary significantly from period to period and do not reflect the company's operating results from providing investment management and related services. Management believes that making this adjustment aids in comparing the company's operating results with prior periods and with other asset management firms that do not have meaningful seed capital and CLO investments.

Definitions:

Revenues, as adjusted, comprise the fee revenues paid by clients for investment management and related services. Revenues, as adjusted, for purposes of calculating net income attributable to Virtus Investment Partners, Inc., as adjusted, differ from U.S. GAAP, namely in excluding the impact of operating activities of consolidated investment products and reduced to exclude fees passed through to third-party client intermediaries who own the retail client relationship and are responsible for distributing the product and servicing the client.

Operating expenses, as adjusted, is calculated to reflect expenses from ongoing continuing operations. Operating expenses, as adjusted, for purposes of calculating net income attributable to Virtus Investment Partners, Inc., as adjusted, differ from U.S. GAAP expenses in that they exclude amortization or impairment, if any, of intangible assets, restructuring and severance, the effect of consolidated investment products, acquisition and integration-related expenses and certain other expenses that do not reflect the ongoing earnings generation of the business.

Operating margin, as adjusted, is a metric used to evaluate efficiency represented by operating income, as adjusted, divided by revenues, as adjusted.

Earnings (loss) per share, as adjusted, represent net income (loss) attributable to Virtus Investment Partners, Inc., as adjusted, divided by weighted average shares outstanding, as adjusted, on either a basic or diluted basis.

Additional Information Regarding Mutual Fund Investment Performance

Additional information on Virtus Funds rated by Morningstar for the period ending December 31, 2023:

Description	Overall	3 yr.	5 yr.	10 yr.
Number of 3/4/5 Star Funds	63	46	57	55
Percentage of Assets	90%	63%	85%	89%
Number of 4/5 Star Funds	38	23	33	35
Percentage of Assets	70%	32%	59%	75%
Total Funds	77	77	74	67

Data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than the performance data quoted. Investing involves risk, including the possible loss of principal. The value of your investment will fluctuate over time and you may gain or lose money.

Morningstar Ratings:

The Morningstar Rating™ for funds, or "star rating," is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Ratings do not take into account the effects of sales charges and loads.

Strong ratings are not indicative of positive fund performance. Absolute performance for some funds was negative. For complete investment performance, please visit www.virtus.com.

Please carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For this and other information about the Virtus Mutual Funds, call 1-800-243-4361 or visit www.virtus.com for a prospectus. Read it carefully before you invest or send money.

Virtus Mutual Funds are distributed by VP Distributors, LLC, member FINRA and subsidiary of Virtus Investment Partners, Inc.

Peer Companies Utilized for Comparative Financial Results

Affiliated Managers Group, Inc., AllianceBernstein Holding L.P., Artisan Partners Asset Management Inc., BrightSphere Investment Group Inc., Cohen & Steers, Inc., Federated Hermes, Inc., Franklin Resources, Inc., Invesco Ltd., Janus Henderson Group plc, T. Rowe Price Group, Inc., and Victory Capital Holdings, Inc.

Directors and Officers

Board of Directors

George R. Aylward
President and Chief Executive Officer
Virtus Investment Partners

Peter L. Bain[2]
President, Chief Executive Officer and Director (Retired)
BrightSphere Investment Group
(Formerly OM Asset Management)

Susan S. Fleming, Ph.D.[1,3]
Keynote Speaker and Executive Educator

Paul G. Greig[1]
Chairman of the Board (Retired)
Opus Bank

Timothy A. Holt[2,3]
Non-Executive Chairman of the Board of Directors
Senior Vice President and Chief Investment Officer
(Retired) Aetna, Inc.

Melody L. Jones[2,3]
Founder
32-80 Advisors

W. Howard Morris[1]
President and Chief Investment Officer
The Prairie & Tireman Group

Stephen T. Zarrilli[1]
President and Chief Executive Officer (Retired)
The University City Science Center

[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee



Principal Corporate Officers

George R. Aylward
President, Chief Executive Officer and Director

Michael A. Angerthal
Executive Vice President
Chief Financial Officer and Treasurer

Barry M. Mandinach
Executive Vice President
Head of Distribution

Mardelle W. Peña
Executive Vice President
Chief Human Resources Officer

Andra C. Purkalitis
Executive Vice President
Chief Legal Officer, General Counsel and Corporate Secretary

Richard W. Smirl
Executive Vice President
Chief Operating Officer

Affiliated Companies

AlphaSimplex Group, LLC
alphasimplex.com

Ceredex Value Advisors LLC
ceredexvalue.com

Duff & Phelps Investment Management Co.
dpimc.com

Kayne Anderson Rudnick Investment Management, LLC
kayne.com

Newfleet Asset Management
newfleet.com

NFJ Investment Group, LLC
nfjinv.com

Seix Investment Advisors
seixadvisors.com

Silvant Capital Management LLC
silvantcapital.com

Stone Harbor Investment Partners
shipemd.com

Sustainable Growth Advisers, LP
sgadvisers.com

Virtus ETF Solutions
virtus.com/investment-partners/virtus-etf-solutions

Virtus Multi-Asset
virtus.com/investment-partners/virtus-multi-asset

Virtus Systematic
virtus.com/investment-partners/virtus-systematic

Westchester Capital Management, LLC
westchestercapitalmanagement.com

Shareholder Information

Security Listing

The common stock of Virtus Investment Partners, Inc. is traded on the New York Stock Exchange under the symbol "VRTS."

Transfer Agent and Registrar

For information or assistance regarding your account, please contact our transfer agent and registrar:

Virtus Investment Partners
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Toll-free (within U.S.): 866-205-7273
Foreign Shareowners: 413-775-6091

Website:
shareholder.broadridge.com/VRTS

Email:
Virtus.Investment.Partners@virtus.com

Annual Meeting of Shareholders

Shareholders are invited to attend the 2024 Annual Meeting of Shareholders on Wednesday, May 15, 2024 at 9:00 a.m. EDT at the company's offices, One Financial Plaza, 19th Floor, Hartford, Connecticut.

For More Information

To receive additional information about Virtus Investment Partners and access to other shareholder services, visit Investor Relations in the "Our Story" section of our website at virtus.com, or contact us at:

Virtus Investment Partners, Inc.
Investor Relations
One Financial Plaza
Hartford, CT 06103
Telephone: 800-248-7971 (Option 2)
Fax: 413-774-1714
Email: investor.relations@virtus.com

For more information on Virtus Mutual Funds or other products, call your financial representative or visit us at virtus.com.

